UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Audit Report of KB Financial Group Inc. for Fiscal Year 2013

On March 13, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2013 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2013 and 2012 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report for FY 2013.

Exhibit 99.2: An English-language translation of the Separate Audit Report for FY 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 14, 2014	By: /s/ Woong-Won Yoon

(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2013 and 2012

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2013 and 2012

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (collectively the “Group”) as of December 31, 2013 and 2012, and January 1, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and January 1, 2012, and their financial performance and cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2014

This report is effective as of March 12, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(in millions of Korean won)	Notes	December 31, 2013		December 31, 2012		January 1, 2012

Assets
Cash and due from financial institutions	4,6,7,8,39	￦	14,792,654	￦	10,592,605	￦	9,186,557
Financial assets at fair value through profit or loss	4,6,8,12		9,328,742		9,559,719		9,169,102
Derivative financial assets	4,6,9		1,819,409		2,091,285		2,499,445
Loans	4,6,8,10,11		219,001,356		213,644,791		213,027,696
Financial investments	4,6,8,12		34,849,095		36,467,352		34,992,681
Investments in associates	13		755,390		934,641		793,602
Property and equipment	14		3,060,843		3,100,393		3,182,746
Investment property	14		166,259		52,974		51,552
Intangible assets	15		443,204		493,131		461,986
Deferred income tax assets	16,33		15,422		18,432		18,944
Assets held for sale	17		37,718		35,412		9,931
Other assets	4,6,18		7,568,063		8,760,319		7,475,865

Total assets		￦	291,838,155	￦	285,751,054	￦	280,870,107

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	1,115,202	￦	1,851,135	￦	1,388,079
Derivative financial liabilities	4,6,9		1,795,339		2,054,742		2,037,793
Deposits	4,6,20		200,882,064		197,346,205		193,258,556
Debts	4,6,21		14,101,331		15,965,458		16,821,233
Debentures	4,6,22		27,039,534		24,270,212		27,170,879
Provisions	23		678,073		669,729		789,780
Net defined benefit liabilities	24		64,473		83,723		127,437
Current income tax liabilities	33		211,263		264,666		588,825
Deferred income tax liabilities	16,33		61,816		154,303		242,308
Other liabilities	4,6,25		20,236,229		18,327,740		15,280,218

Total liabilities			266,185,324		260,987,913		257,705,108

Equity
Share capital			1,931,758		1,931,758		1,931,758
Capital surplus			15,854,605		15,840,300		15,841,824
Accumulated other comprehensive income	35		336,312		295,142		161,039
Retained earnings			7,530,156		6,501,419		5,048,558

Equity attributable to shareholders of the parent company	26		25,652,831		24,568,619		22,983,179
Non-controlling interests			—		194,522		181,820

Total equity			25,652,831		24,763,141		23,164,999

Total liabilities and equity		￦	291,838,155	￦	285,751,054	￦	280,870,107

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013		2012

Interest income		￦	12,356,930	￦	14,210,106
Interest expense			(5,834,098)		(7,172,323)

Net interest income	5,27		6,522,832		7,037,783

Fee and commission income			2,657,365		2,753,876
Fee and commission expense			(1,178,126)		(1,187,170)

Net fee and commission income	5,28		1,479,239		1,566,706

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,29		756,822		811,964

Net other operating income (expense)	5,30		(1,304,765)		(1,531,942)

General and administrative expenses	5,14,15,24,31		(3,983,564)		(3,845,610)

Operating profit before provision for credit losses	5		3,470,564		4,038,901

Provision for credit losses	5,11,18,23		(1,443,572)		(1,606,703)

Net operating profit	5		2,026,992		2,432,198

Share of profit (loss) of associates	5,13		(199,392)		(15,282)
Net other non-operating income (expense)	5,32		(12,309)		(118,272)

Net non-operating profit (loss)			(211,701)		(133,554)

Profit before income tax	5		1,815,291		2,298,644

Income tax expense	5,33		(551,586)		(558,511)

Profit for the year	5		1,263,705		1,740,133

Remeasurements of net defined benefit liabilities	24		40,984		(30,272)

Items that will not be reclassified to profit or loss			40,984		(30,272)

Exchange differences on translating foreign operations			(2,298)		(25,690)
Change in value of financial investments			(3,591)		245,757
Shares of other comprehensive income of associates			(9,811)		(44,263)
Cash flow hedges			1,618		(813)

Items that may be reclassified subsequently to profit or loss			(14,082)		174,991

Other comprehensive income for the year, net of tax			26,902		144,719

Total comprehensive income for the year		￦	1,290,607	￦	1,884,852

Profit attributable to:
Shareholders of the parent company	5	￦	1,260,509	￦	1,731,034
Non-controlling interests	5		3,196		9,099

	5	￦	1,263,705	￦	1,740,133

Total comprehensive income for the year attributable to:
Shareholders of the parent company		￦	1,301,679	￦	1,865,137
Non-controlling interests			(11,072)		19,715

		￦	1,290,607	￦	1,884,852

Earnings per share	36
Basic earnings per share		￦	3,263	￦	4,480
Diluted earnings per share			3,249		4,467

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(30,603)		95,807		—		65,204

Restated balance		1,931,758		15,841,824		161,039		5,048,558		181,820		23,164,999

Comprehensive income
Profit for the year		—		—		—		1,731,034		9,099		1,740,133
Remeasurements of net defined benefit liabilities		—		—		(30,253)				(19)		(30,272)
Exchange differences on translating foreign operations		—		—		(25,597)		—		(93)		(25,690)
Change in value of financial investments		—		—		235,029		—		10,728		245,757
Shares of other comprehensive income of associates		—		—		(44,263)		—		—		(44,263)
Cash flow hedges		—		—		(813)		—		—		(813)

Total comprehensive income		—		—		134,103		1,731,034		19,715		1,884,852

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Changes in interest in subsidiaries		—		(1,524)		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		(7,013)		(286,710)

Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the year		—		—		—		1,260,509		3,196		1,263,705
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		1,618

Total comprehensive income		—		—		41,170		1,260,509		(11,072)		1,290,607

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		(183,450)		(400,917)

Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	25,652,831

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the year		￦	1,263,705	￦	1,740,133

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss			(110,425)		(247,854)
Net loss (gain) on derivative financial instruments for hedging purposes			48,787		15,165
Adjustment of fair value of derivative financial instruments			699		42
Provision for credit loss			1,443,572		1,606,703
Net loss (gain) on financial investments			(1,191)		148,211
Share of loss (profit) of associates			199,392		15,282
Depreciation and amortization expense			286,858		328,320
Other net losses on property and equipment/intangible assets			39,777		40,881
Share-based payments			17,289		13,871
Policy reserve appropriation			761,877		1,305,730
Post-employment benefits			172,579		172,391
Net interest expense			314,866		229,691
Loss (gains) on foreign currency translation			17,082		(148,877)
Net other expense (income)			(24,981)		2,783

			3,166,181		3,482,339

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			214,181		(3,102,488)
Derivative financial instruments			116,660		193,373
Loans			(7,335,434)		(2,964,229)
Deferred income tax assets			1,349		3,211
Other assets			(5,078,285)		2,201,280
Financial liabilities at fair value through profit or loss			(773,558)		357,825
Deposits			2,584,993		4,495,876
Deferred income tax liabilities			(74,463)		(138,374)
Other liabilities			(430,856)		1,375,612

			(10,775,413)		2,422,086

Net cash generated from (used in) operating activities			(6,345,527)		7,644,558

Cash flows from investing activities
Disposal of financial investments			25,655,149		24,805,560
Acquisition of financial investments			(23,020,912)		(26,141,095)
Decrease in investments in associates			20,554		16,573
Acquisition of investments in associates			(23,340)		(217,081)
Disposal of property and equipment			1,070		16,912
Acquisition of property and equipment			(153,469)		(143,139)
Acquisition of investment property			(114,609)		—
Disposal of intangible assets			5,072		10,176
Acquisition of intangible assets			(68,091)		(81,899)
Business combination, net of cash acquired			322,641		40,575
Others			1,554,752		(838,816)

Net cash provided by (used in) investing activities			4,178,817		(2,532,234)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			10,977		75,761
Net decrease in debts			(1,990,258)		(796,842)
Increase in debentures			10,758,948		10,282,920
Decrease in debentures			(7,924,609)		(12,945,650)
Increase in other payables from trust accounts			414,279		456,449
Dividends paid to shareholders of the parent company			(231,811)		(278,173)
Changes in interest in subsidiaries			(168,293)		(8,048)
Others			837,906		(38,680)

Net cash provided by (used in) financing activities			1,707,139		(3,252,263)

Effect of exchange rate changes on cash and cash equivalents			41,452		(13,560)

Net increase (decrease) in cash and cash equivalents			(418,119)		1,846,501
Cash and cash equivalents at the beginning of the year	39		6,587,305		4,740,804

Cash and cash equivalents at the end of the year	39	￦	6,169,186	￦	6,587,305

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1.	The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012. The Group acquired Yehansoul Savings Bank Co., Ltd. in September 2013.

The Parent Company’s share capital as of December 31, 2013, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2.	Basis of Preparation

2.1	Application of K-IFRS

The Group’s consolidated financial statements have been prepared in accordance with Korean-IFRS (“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

New standards, amendments and interpretations issued but not effective for the year beginning on January 1, 2013, and not early adopted by the Group are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

Amendment to K-IFRS 1110, Consolidated Financial Statements

Amendment to K-IFRS 1110, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit or loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The application of this amendment does not have an impact on its consolidated financial statements of the Group.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this interpretation on its consolidated financial statements.

New standards, amendments and interpretations adopted by the Group for the financial year beginning on January 1, 2013, are as follows:

Amendment to K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies the presentation of items of other comprehensive income in accordance with the enactment retrospectively, and restated consolidated statement of comprehensive income for the year ended December 31, 2012. There is no effect on the Group’s total comprehensive income for the retrospective application of change in accounting policy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Amendment to K-IFRS 1019, Employee Benefits

According to the amendment to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). The Group applies the accounting policy retrospectively in accordance with the amended standards. The comparative consolidated statements of financial position and statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of December 31, 2013 and 2012, and January 1, 2012, and to comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

Effect on Consolidated Statements of Financial Position

(In millions of Korean won)	Dec. 31, 2013		Dec. 31, 2012		Jan. 1, 2012
Increase (decrease) in net defined benefit liabilities	￦	9,103	￦	9,820	￦	—
Increase (decrease) in deferred income tax liabilities		(2,203)		(2,377)		—
Increase (decrease) in accumulated other comprehensive income		(12,523)		(53,507)		(23,254)
Increase (decrease) in retained earnings		5,623		46,064		23,254

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2013		2012
Decrease (increase) in general and administrative expenses	￦	(53,389)	￦	30,121
Decrease (increase) in income tax		12,920		(7,292)
Increase (decrease) in other comprehensive income		41,012		(30,271)

(In Korean won)
Increase (decrease) in earnings per share		(105)		59
Increase (decrease) in diluted earnings per share		(104)		59

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and K-IFRS 2012, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with transitional provision of K-IFRS 1110, the financial statements for earlier comparative periods are restated, to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting policy.

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Group decided to consolidate nine trusts including personal pension trusts, twelve structured entities including KH First Co., Ltd., and deconsolidate five companies including KB-Glenwood Private Equity Fund 1.

In accordance with K-IFRS 1110, the Group consolidated nine trusts, including personal pension trusts because it has power as a trustee, exposure to variable returns because the Group guarantees repayment of principal, if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. In addition, the Group consolidated twelve structured entities, including KH First Co., Ltd., because it has power over their activities, exposure to variable returns and the ability to use power to affect its amount of variable returns. And, the Group decided to deconsolidate five companies, including KB-Glenwood Private Equity Fund 1, because it is not exposed to variable returns, although it has power over the relevant activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes in subsidiaries by the adoption of K-IFRS 1110 are as follows:

	Investor	Investee	Ownership(%)	Location	Industry

Included	Kookmin Bank	Personal pension trusts and 8 other trusts	—	Korea	Trust

Included	Kookmin Bank	KH First Co., Ltd.	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Taejon Samho The First Co., Ltd	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Prince DCM Co., Ltd	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment

Included	Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment

Included	Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment

Included	Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment

Included	Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment

Included	Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment

Included	Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment

Included	KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization and others

Excluded	KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1	0.03	Korea	Capital investment

Excluded	KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Capital investment

Excluded	Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Electronic product manufacturing

Excluded	KB Investment Co., Ltd.	NPS KBIC Private Equity Fund No. 1	2.56	Korea	Capital investment

Excluded	KB Investment Co., Ltd.	KBIC Private Equity Fund No. 3	2.00	Korea	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Effect on the consolidated financial statements by the adoption of K-IFRS 1110:

Consolidated Statements of Financial Position

(In millions of Korean won)	Dec. 31, 2012
	Before		Adjustment		After
Assets
Cash and due from financial institutions	￦	10,568,350	￦	24,255	￦	10,592,605
Financial assets at fair value through profit or loss		6,299,194		3,260,525		9,559,719
Derivative financial assets		2,024,784		66,501		2,091,285
Loans		212,716,251		928,540		213,644,791
Financial investments		36,897,139		(429,787)		36,467,352
Investments in associates		1,035,205		(100,564)		934,641
Property and equipment		3,103,597		(3,204)		3,100,393
Investment property		52,974		—		52,974
Intangible assets		500,023		(6,892)		493,131
Deferred income tax assets		18,432		—		18,432
Assets held for sale		35,412		—		35,412
Other assets		8,755,217		5,102		8,760,319

Total assets	￦	282,006,578	￦	3,744,476	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	—	￦	1,851,135
Derivative financial liabilities		2,068,813		(14,071)		2,054,742
Deposits		194,403,279		2,942,926		197,346,205
Debts		15,969,522		(4,064)		15,965,458
Debentures		24,131,770		138,442		24,270,212
Provisions		669,729		—		669,729
Net defined benefit liabilities		84,977		(1,254)		83,723
Current income tax liabilities		264,666		—		264,666
Deferred income tax liabilities		127,592		26,711		154,303
Other liabilities		17,738,498		589,242		18,327,740

Total liabilities		257,309,981		3,677,932		260,987,913

Equity
Equity attributable to shareholders of the parent company		24,502,075		66,544		24,568,619
Non-controlling interests		194,522		—		194,522

Total equity		24,696,597		66,544		24,763,141

Total liabilities and equity	￦	282,006,578	￦	3,744,476	￦	285,751,054

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	Jan. 1, 2012
	Before		Adjustment		After
Assets
Cash and due from financial institutions	￦	9,178,125	￦	8,432	￦	9,186,557
Financial assets at fair value through profit or loss		6,326,104		2,842,998		9,169,102
Derivative financial assets		2,448,455		50,990		2,499,445
Loans		212,107,027		920,669		213,027,696
Financial investments		35,432,182		(439,501)		34,992,681
Investments in associates		892,132		(98,530)		793,602
Property and equipment		3,186,020		(3,274)		3,182,746
Investment property		51,552		—		51,552
Intangible assets		468,441		(6,455)		461,986
Deferred income tax assets		22,329		(3,385)		18,944
Assets held for sale		9,931		—		9,931
Other assets		7,478,519		(2,654)		7,475,865

Total assets	￦	277,600,817	￦	3,269,290	￦	280,870,107

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,388,079	￦	—	￦	1,388,079
Derivative financial liabilities		2,059,573		(21,780)		2,037,793
Deposits		190,337,590		2,920,966		193,258,556
Debts		16,823,838		(2,605)		16,821,233
Debentures		27,069,879		101,000		27,170,879
Provisions		797,739		(7,959)		789,780
Net defined benefit liabilities		128,488		(1,051)		127,437
Current income tax liabilities		588,825		—		588,825
Deferred income tax liabilities		220,842		21,466		242,308
Other liabilities		15,086,169		194,049		15,280,218

Total liabilities		254,501,022		3,204,086		257,705,108

Equity
Equity attributable to shareholders of the parent company		22,917,975		65,204		22,983,179
Non-controlling interests		181,820		—		181,820

Total equity		23,099,795		65,204		23,164,999

Total liabilities and equity	￦	277,600,817	￦	3,269,290	￦	280,870,107

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2012
	Before		Adjustment		After

Interest income	￦	14,155,825	￦	54,281	￦	14,210,106
Interest expense		(7,039,912)		(132,411)		(7,172,323)

Net interest income		7,115,913		(78,130)		7,037,783

Fee and commission income		2,778,668		(24,792)		2,753,876
Fee and commission expense		(1,186,027)		(1,143)		(1,187,170)

Net fee and commission income		1,592,641		(25,935)		1,566,706

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		651,203		160,761		811,964

Net other operating income(loss)		(1,455,270)		(76,672)		(1,531,942)

General and administrative expenses		(3,855,164)		9,554		(3,845,610)

Operating profit before provision for credit losses		4,049,323		(10,422)		4,038,901

Provision for credit losses		(1,607,804)		1,101		(1,606,703)

Net operating profit(loss)		2,441,519		(9,321)		2,432,198

Share of profit of associates		(13,536)		(1,746)		(15,282)
Net other non-operating income(expense)		(136,534)		18,262		(118,272)

Net non-operating profit(loss)		(150,070)		16,516		(133,554)

Profit before income tax		2,291,449		7,195		2,298,644

Income tax expense		(556,632)		(1,879)		(558,511)

Profit for the year		1,734,817		5,316		1,740,133

Other comprehensive income(loss) for the year, net of tax		148,696		(3,977)		144,719

Total comprehensive income for the year	￦	1,883,513	￦	1,339	￦	1,884,852

Profit for the year attributable to:
Shareholders of the parent company	￦	1,725,742	￦	5,292	￦	1,731,034
Non-controlling interests		9,075		24		9,099

	￦	1,734,817	￦	5,316	￦	1,740,133

Total comprehensive income for the year attributable to:
Shareholders of the parent company	￦	1,871,240	￦	(6,103)	￦	1,865,137
Non-controlling interests		19,715		—		19,715

	￦	1,890,955	￦	(6,103)	￦	1,884,852

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Consolidated Statements of Cash Flows

(In millions of Korean won)	2012
	Before		Adjustment		After
Cash flows from operating activities
Profit for the year	￦	1,734,817	￦	5,316	￦	1,740,133

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(222,022)		(25,832)		(247,854)
Net loss(gain) on derivative financial instruments for hedging purposes		15,165		—		15,165
Adjustment of fair value of derivative financial instruments		42		—		42
Provision for credit loss		1,607,804		(1,101)		1,606,703
Net loss(gain) on financial investments		148,211		—		148,211
Share of loss(profit) of associates		13,536		1,746		15,282
Depreciation and amortization expense		328,642		(322)		328,320
Other net losses on property and equipment/intangible assets		40,881		—		40,881
Share-based payments		13,871		—		13,871
Policy reserve appropriation		1,305,730		—		1,305,730
Post-employment benefits		172,743		(352)		172,391
Net interest expense		229,691		—		229,691
Loss(gains) on foreign currency translation		(148,877)		—		(148,877)
Net other expense		10,075		(7,292)		2,783

		3,515,492		(33,153)		3,482,339

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		132,205		(3,234,693)		(3,102,488)
Derivative financial instruments		252,166		(58,793)		193,373
Loans		(2,226,547)		(737,682)		(2,964,229)
Deferred income tax assets		3,211		—		3,211
Other assets		2,202,544		(1,264)		2,201,280

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Financial liabilities at fair value through profit or loss		357,825		—		357,825
Deposits		1,552,950		2,942,926		4,495,876
Deferred income tax liabilities		(166,772)		28,398		(138,374)
Other liabilities		630,144		745,468		1,375,612

		2,737,726		(315,640)		2,422,086

Net cash generated from operating activities		7,988,035		(343,477)		7,644,558

Cash flows from investing activities
Disposal of financial investments		24,848,249		(42,689)		24,805,560
Acquisition of financial investments		(26,141,095)		—		(26,141,095)
Decrease in investments in associates		11,543		5,030		16,573
Acquisition of investments in associates		(212,556)		(4,525)		(217,081)
Disposal of property and equipment		8,740		8,172		16,912
Acquisition of property and equipment		(143,327)		188		(143,139)
Disposal of intangible assets		3,785		6,391		10,176
Acquisition of intangible assets		(82,400)		501		(81,899)
Business combination, net of cash acquired		40,575		—		40,575
Others		(838,816)		—		(838,816)

Net cash used in investing activities		(2,505,302)		(26,932)		(2,532,234)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		75,761		—		75,761
Net increase in debts		(792,778)		(4,064)		(796,842)
Increase in debentures		10,282,920		—		10,282,920
Decrease in debentures		(13,084,093)		138,443		(12,945,650)
Decrease in other payables from trust accounts		—		456,449		456,449
Dividends paid to shareholders of the parent company		(278,173)		—		(278,173)
Changes in interest in subsidiaries		—		(8,048)		(8,048)
Others		150,109		(188,789)		(38,680)

Net cash used in financing activities		(3,646,254)		393,991		(3,252,263)

Effect of exchange rate changes on cash and cash equivalents		(13,560)		—		(13,560)

Net increase in cash and cash equivalents		1,822,919		23,582		1,846,501
Cash and cash equivalents at the beginning of the year		4,740,804		—		4,740,804

Cash and cash equivalents at the end of the year	￦	6,563,723	￦	23,582	￦	6,587,305

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement. The adoption of K-IFRS 1111 does not have a material impact on the consolidated financial statements of the Group.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, an associate, a joint arrangement and an unconsolidated structured entity.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The adoption of K-IFRS 1113 does not have a material impact on the consolidated financial statements of the Group.

2.2	Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3	Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4	Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2.4.4 Net defined benefit liabilities

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

3.1	Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2	Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the year in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3	Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4	Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5	Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as a “significant decline” and a six-month decline in the fair value below its cost for an equity instrument as a “prolonged decline”.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7	Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8	Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4years
Equipment and vehicles	Declining-balance	4years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9	Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10	Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010 is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to K-IFRS.

Goodwill acquired from business combinations is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11	Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12	Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13	Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.15	Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2013:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	8	23	31
Other pure endowment	—	3	3
Pure protection insurance	17	25	42
Other protection insurance	—	28	28
Joint insurance	9	36	45
Group protection insurance	2	5	7
Group savings insurance	—	1	1

	36	130	166

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18	Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19	Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.20	Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21	Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22	Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.23	Operating segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.	Financial risk management

4.1	Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2	Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Financial assets
Due from financial institutions	￦	12,094,103	￦	7,742,497
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		7,866,037		8,331,454
Financial assets designated at fair value through profit or loss		210,805		192,607
Derivatives		1,819,409		2,091,285
Loans		219,001,356		213,644,791
Financial investments
Available-for-sale financial assets		18,933,288		21,737,240
Held-to-maturity financial assets		13,016,991		12,255,806
Other financial assets		6,251,679		7,569,596

		279,193,668		273,565,276

Off-balance sheet items
Acceptances and guarantees contracts		9,804,692		9,418,281
Financial guarantee contracts		3,097,372		1,509,269
Commitments		95,422,032		93,193,481

		108,324,096		104,121,031

	￦	387,517,764	￦	377,686,307

[1]	Financial instruments indexed to the price of gold amounting to ￦40,252 million and ￦39,839 million as of December 31, 2013 and 2012, respectively, are included.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)
	2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances[1]		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	100,663,733	97.26	￦	98,673,368	97.18	￦	11,353,316	95.61	￦	210,690,417	97.13
Past due but not impaired		1,656,088	1.60		478,035	0.47		399,778	3.37		2,533,901	1.17
Impaired		1,184,820	1.14		2,383,555	2.35		120,757	1.02		3,689,132	1.70

		103,504,641	100.00		101,534,958	100.00		11,873,851	100.00		216,913,450	100.00

Allowances[1]		(687,851)	0.66		(2,251,318)	2.22		(329,490)	2.77		(3,268,659)	1.51

Carrying amount	￦	102,816,790		￦	99,283,640		￦	11,544,361		￦	213,644,791

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

(In millions of Korean won)
	2012
	Retail		Corporate		Credit card		Total
Grade 1	￦	83,028,229	￦	38,723,278	￦	5,674,508	￦	127,426,015
Grade 2		13,894,242		40,862,205		3,871,593		58,628,040
Grade 3		2,574,463		15,395,220		1,568,939		19,538,622
Grade 4		766,998		3,429,806		153,906		4,350,710
Grade 5		399,801		262,859		84,370		747,030

	￦	100,663,733	￦	98,673,368	￦	11,353,316	￦	210,690,417

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

(In millions of Korean won)
	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,344,412	￦	223,858	￦	87,736	￦	82	￦	1,656,088
Corporate		322,516		125,503		28,153		1,863		478,035
Credit card		293,863		57,325		47,698		892		399,778

	￦	1,960,791	￦	406,686	￦	163,587	￦	2,837	￦	2,533,901

Impaired loans are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

		(381,741)		(1,355,307)		(133,616)		(1,870,664)

	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,184,820	￦	2,383,555	￦	120,757	￦	3,689,132
Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,891)		(236,062)		(72,373)		(760,326)

		(451,891)		(997,625)		(72,373)		(1,521,889)

	￦	732,929	￦	1,385,930	￦	48,384	￦	2,167,243

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

(In millions of Korean won)
	2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,867		62,484		2,690,164		2,772,715
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,800		1,201,141		109,197,591		111,207,275

	￦	367,231	￦	685,462	￦	1,591,184	￦	138,490,900	￦	141,134,777

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	2013		2012
Securities that are neither past due nor impaired	￦	39,977,309	￦	42,464,823
Impaired securities		9,560		12,445

	￦	39,986,869	￦	42,477,268

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

(In millions of Korean won)
	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	7,590,634	￦	671,544	￦	29,437	￦	—	￦	—	￦	8,291,615
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,027,165		81,162		56		—		21,724,796
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

	￦	40,547,280	￦	1,806,888	￦	110,599	￦	56	￦	—	￦	42,464,823

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013		2012
Deposits and savings, Securities and others	￦	271,380	￦	216,906

	￦	271,380	￦	216,906

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
U.S.		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

Total	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

(In millions of Korean won)
	2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	￦	103,432,668	￦	99,682,434	￦	11,871,321	￦	214,986,423	99.11	￦	(3,249,850)	￦	211,736,573
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,504,641	￦	101,534,958	￦	11,873,851	￦	216,913,450	100.00	￦	(3,268,659)	￦	213,644,791

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s corporate loans by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

(In millions of Korean won)
	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,291,052	7.18	￦	(11,139)	￦	7,279,913
Manufacturing		31,319,746	30.85		(931,442)		30,388,304
Service		38,649,492	38.07		(477,560)		38,171,932
Wholesale & Retail		15,124,459	14.90		(230,865)		14,893,594
Construction		4,688,691	4.62		(528,284)		4,160,407
Public sector		520,422	0.51		(7,076)		513,346
Others		3,941,096	3.87		(64,952)		3,876,144

	￦	101,534,958	100.00	￦	(2,251,318)	￦	99,283,640

The details of the Group’s retail and credit card loans by type as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,876,955	38.90	￦	(109,490)	￦	44,767,465
General purpose		58,627,686	50.81		(578,361)		58,049,325
Credit card		11,873,851	10.29		(329,490)		11,544,361

	￦	115,378,492	100.00	￦	(1,017,341)	￦	114,361,151

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,225,970	38.91
Banking and Insurance		4,038,097	48.70
Others		1,027,548	12.39

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.40
Banking and Insurance		1,857,366	88.81
Others		204,683	9.79

		2,091,285	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.64
Banking and Insurance		8,879,741	40.85
Others		2,502,344	11.51

		21,737,240	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.41
Banking and Insurance		1,593,713	13.00
Others		807,102	6.59

		12,255,806	100.00

	￦	44,568,553

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00
		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Korea	￦	8,291,615	100.00

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

		192,607	100.00

Derivative financial assets
Korea		705,318	33.73
United States		366,827	17.54
Others		1,019,140	48.73

		2,091,285	100.00

Available-for-sale financial assets
Korea		21,560,009	99.18
United States		176,394	0.81
Others		837	0.01

		21,737,240	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

		12,255,806	100.00

	￦	44,568,553

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3	Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading[2]		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss[2]		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading[2]		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging[3]		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets[4]		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss[2]		878,565		—		—		—		—		—		878,565
Derivatives held for trading[2]		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off-balance sheet items
Commitments[6]	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,953,114	￦	586,856	￦	75,523	￦	187,260	￦	—	￦	136,584	￦	6,939,337
Financial assets held for trading[2]		9,207,629		—		—		—		—		—		9,207,629
Financial assets designated at fair value through profit or loss[2]		352,090		—		—		—		—		—		352,090
Derivatives held for trading[2]		1,907,774		—		—		—		—		—		1,907,774
Derivatives held for fair value hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		270,630		22,283,867		24,831,094		76,258,158		57,820,640		78,541,113		260,005,502
Available-for-sale financial assets[4]		1,614,088		1,144,862		1,657,669		4,867,428		13,426,354		3,246,902		25,957,303
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		22,856		5,522,950		14,040		1,560,953		5,843		1,853		7,128,495

	￦	19,328,181	￦	29,688,082	￦	26,942,160	￦	85,417,511	￦	80,131,534	￦	84,282,304	￦	325,789,772

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss[2]		469,138		—		—		—		—		—		469,138
Derivatives held for trading[2]		1,854,216		—		—		—		—		—		1,854,216
Derivatives held for fair value hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		67,380,045		16,409,143		29,419,363		79,230,974		8,388,915		2,233,375		203,061,815
Debts		273,586		3,854,683		2,934,083		5,671,408		2,879,533		662,557		16,275,850
Debentures		24,659		1,384,530		1,028,779		3,577,851		18,220,238		4,020,164		28,256,221
Other financial liabilities		14,374		7,056,273		8,624		75,325		8,831		22,041		7,185,468

	￦	71,398,015	￦	28,730,670	￦	33,390,852	￦	88,554,102	￦	29,687,130	￦	6,940,533	￦	258,701,302

Off-balance sheet items
Commitments[6]	￦	93,193,481	￦	—	￦	—	￦	—	￦	—	￦	—	￦	93,193,481
Financial guarantee contract[7]		1,509,269		—		—		—		—		—		1,509,269

	￦	94,702,750	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,702,750

[1]	The amounts of ￦7,671,914 million and ￦3,647,285 million which are restricted amounts due from the financial institutions as of December 31, 2013 and 2012, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category which they can be redeemed, owing to uncertain point of sale.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[4]	In the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	4,099	￦	5,962	￦	344,838	￦	56,186	￦	—	￦	411,085
To be paid		(4,996)		(7,872)		(357,099)		(54,974)		—		(424,941)

(In millions of Korean won)
	2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

4.4	Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks include stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The financial planning department and risk management department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2013 and 2012, are as follows:

Kookmin Bank

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect		—		—		—		(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of May to the end of the year.

KB Investment & Securities Co., Ltd.

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	2,503	￦	160	￦	6,825	￦	1,825
Stock price risk		1,920		507		6,244		1,139
Foreign exchange rate risk		527		24		1,311		53
Deduction of diversification effect		—		—		—		(698)

Total VaR	￦	3,319	￦	589	￦	8,908	￦	2,318

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

KB Life Insurance Co., Ltd.

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	279	￦	157	￦	441	￦	329
Deduction of diversification effect		—		—		—		—

Total VaR	￦	279	￦	157	￦	441	￦	329

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

KB Investment Co., Ltd.

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	￦	40	￦	29	￦	53	￦	30
Deduction of diversification effect		—		—		—		—

Total VaR	￦	40	￦	29	￦	53	￦	30

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

[1]	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2013 and 2012, is as follows:

Kookmin Bank

(In millions of Korean won)	2013		2012
Interest rate risk	￦	921	￦	1,673
Stock price risk		2		4,567
Foreign exchange rate risk		9,214		9,081

	￦	10,137	￦	15,321

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2013		2012
Interest rate risk	￦	5,081	￦	4,607
Stock price risk		3,602		3,224

	￦	8,683	￦	7,831

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2013		2012
Stock price risk	￦	106	￦	13

	￦	106	￦	13

KB Investment Co., Ltd.

(In millions of Korean won)	2013		2012
Stock price risk	￦	1,424	￦	1,385

	￦	1,424	￦	1,385

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The results of the interest rate gap analysis by subsidiary as of December 31, 2013 and 2012, are as follows:

Kookmin Bank

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322
Interest-bearing liabilities in Korean won		91,505,923		37,966,586		50,647,954		20,948,789		18,244,867		219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88

Interest-bearing assets in foreign currencies	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261
Interest-bearing liabilities in foreign currencies		9,500,565		2,631,393		1,527,154		225,300		124,357		14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099
Interest-bearing liabilities in Korean won		92,375,407		35,360,716		49,686,942		22,184,737		15,961,186		215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92

Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,951,261	￦	1,212,736	￦	1,600,360	￦	5,010,999	￦	3,108,753	￦	14,884,109
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,011,261	￦	429,971	￦	(268,465)	￦	306,999	￦	918,753	￦	4,398,519

Accumulated gap		3,011,261		3,441,232		3,172,767		3,479,766		4,398,519

Percentage (%)		20.23		23.12		21.32		23.38		29.55

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	491,652	￦	14,000	￦	227,542	￦	169,990	￦	1,823	￦	905,007
Interest-bearing liabilities in Korean won		516,734		160,000		10,000		32,000		—		718,734

Gap	￦	(25,082)	￦	(146,000)	￦	217,542	￦	137,990	￦	1,823	￦	186,273

Accumulated gap		(25,082)		(171,082)		46,460		184,450		186,273

Percentage (%)		(2.77)		(18.90)		5.13		20.38		20.58

Interest-bearing assets in foreign currencies	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296

Accumulated gap		66,576		72,738		129,296		129,296		129,296

Percentage (%)		51.49		56.26		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87

Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	249,863	￦	187,377	￦	630,846	￦	1,314,773	￦	2,502,573	￦	4,885,432
Interest-bearing liabilities in Korean won		27,836		72,309		4,862,687		36,488		528,861		5,528,181

Gap	￦	222,027	￦	115,068	￦	(4,231,841)	￦	1,278,285	￦	1,973,712	￦	(642,749)

Accumulated gap		222,027		337,095		(3,894,746)		(2,616,461)		(642,749)

Percentage (%)		4.54		6.90		(79.72)		(53.56)		(13.16)

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Savings Bank Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	160,377	￦	64,008	￦	90,405	￦	71,477	￦	43,765	￦	430,032
Interest-bearing liabilities in Korean won		88,608		108,965		212,012		26,693		1,271		437,549

Gap	￦	71,769	￦	(44,957)	￦	(121,607)	￦	44,784	￦	42,494	￦	(7,517)

Accumulated gap		71,769		26,812		(94,795)		(50,011)		(7,517)

Percentage (%)		16.69		6.23		(22.04)		(11.63)		(1.75)

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

Yehansoul Savings Bank Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	109,603	￦	11,149	￦	1,881	￦	4,515	￦	23,659	￦	150,807
Interest-bearing liabilities in Korean won		60,126		48,336		42,739		6,008		111		157,320

Gap	￦	49,477	￦	(37,187)	￦	(40,858)	￦	(1,493)	￦	23,548	￦	(6,513)

Accumulated gap		49,477		12,290		(28,568)		(30,061)		(6,513)

Percentage (%)		32.81		8.15		(18.94)		(19.93)		(4.32)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Kookmin Bank	￦	203,503	￦	177,418
KB Kookmin Card Co., Ltd.		73,135		41,867
KB Investment & Securities Co., Ltd.		7,503		5,525
KB Life Insurance Co., Ltd.		168,542		156,474
KB Savings Bank Co., Ltd.		3,870		2,224
Yehansoul Savings Bank Co., Ltd.		1,604		—

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial Assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial Assets
Cash and due from financial institutions	￦	867,448	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,236,806
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,941		21,313		17,315		1,109		—		1,504		670,182
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		528,529		51,020		100,883		1,388		—		109,452		791,272

	￦	11,338,105	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,036,418

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		2,006,660		550,037		249,668		—		—		355,381		3,161,746
Other financial liabilities		1,187,766		59,927		26,234		109,670		39		30,135		1,413,771

	￦	12,175,594	￦	2,986,865	￦	1,001,786	￦	159,658	￦	2,880	￦	865,537	￦	17,192,320

Off-balance sheet items	￦	15,818,548	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,841,391

4.5	Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6.	Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 3.5%, a minimum Tier 1 ratio of 4.5% and a minimum Total Regulatory Capital of 8.0% in December 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2013, are as follows:

(In millions of Korean won)	2013

Equity Capital:	￦	27,296,535
Tier 1 Capital		22,693,836
Common Equity Tier 1 Capital		22,693,836
Additional Tier 1 Capital		—
Tier 2 Capital		4,602,699
Risk-weighted assets:		177,514,060
Credit risk[1]		157,040,868
Market risk[2]		5,122,146
Operational risk[3]		15,351,046
Equity Capital (%):		15.38
Tier 1 Capital (%)		12.78
Common Equity Tier 1 Capital (%)		12.78

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market-risk weighted assets are measured using Standardized Approach.
[3]	Operational risk weighted assets are measured using the Basic Indicator Approach.

The details of the Group’s capital adequacy calculation in line with Basel I requirements as of December 31, 2012, are as follows:

(In millions of Korean won)	2012

Equity Capital:	￦	26,907,004
Tier 1 Capital		20,595,885
Tier 2 Capital		6,311,119
Risk-weighted assets:		193,510,143
Credit risk		187,465,230
Market risk		6,044,913
Equity Capital (%):		13.90
Tier 1 Capital (%)		10.64
Tier 2 Capital (%)		3.26

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

5.	Segment Information

5.1	Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Financial information by business segment for the year ended December 31, 2013, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,731,770	￦	2,453,683	￦	1,486,647	￦	5,672,100	￦	1,420,937	￦	115,054	￦	102,226	￦	143,811	￦	—	￦	7,454,128
Segment operating revenues (expenses)		4,945		(91,800)		314,854		227,999		(218,231)		5,180		(38,327)		124,281		(100,902)		—

	￦	1,736,715	￦	2,361,883	￦	1,801,501	￦	5,900,099	￦	1,202,706	￦	120,234	￦	63,899	￦	268,092	￦	(100,902)	￦	7,454,128

Net interest income		2,550,728		2,012,661		596,851		5,160,240		1,057,046		23,985		200,422		80,694		445		6,522,832
Interest income		4,390,623		4,785,526		1,419,231		10,595,380		1,435,952		40,567		200,422		106,336		(21,727)		12,356,930
Interest expense		(1,839,895)		(2,772,865)		(822,380)		(5,435,140)		(378,906)		(16,582)		—		(25,642)		22,172		(5,834,098)
Net fee and commission income		240,698		612,165		251,881		1,104,744		184,679		75,796		109		118,136		(4,225)		1,479,239
Fee and commission income		282,403		674,250		324,997		1,281,650		1,406,239		84,168		109		137,796		(252,597)		2,657,365
Fee and commission expense		(41,705)		(62,085)		(73,116)		(176,906)		(1,221,560)		(8,372)		—		(19,660)		248,372		(1,178,126)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss		184		(1,804)		692,121		690,501		—		19,422		18,051		28,898		(50)		756,822
Net other operating income (loss)		(1,054,895)		(261,139)		260,648		(1,055,386)		(39,019)		1,031		(154,683)		40,364		(97,072)		(1,304,765)
General and administrative expenses		(821,503)		(1,739,768)		(835,517)		(3,396,788)		(354,392)		(96,345)		(50,692)		(141,668)		56,321		(3,983,564)
Operating profit before provision for credit losses		915,212		622,115		965,984		2,503,311		848,314		23,889		13,207		126,424		(44,581)		3,470,564
Provision (reversal) for credit losses		(706,464)		(358,150)		(575)		(1,065,189)		(344,555)		(5,425)		(526)		(28,235)		358		(1,443,572)
Net operating profit		208,748		263,965		965,409		1,438,122		503,759		18,464		12,681		98,189		(44,223)		2,026,992
Share of profit of associates		—		—		(202,880)		(202,880)		—		7		—		(38,134)		41,615		(199,392)

Net other non-operating revenue (expense)		1,662		—		(25,293)		(23,631)		(1,652)		(1,728)		(791)		31,256		(15,763)		(12,309)
Segment profits before income tax		210,410		263,965		737,236		1,211,611		502,107		16,743		11,890		91,311		(18,371)		1,815,291
Income tax expense		(53,195)		(86,283)		(252,414)		(391,892)		(117,696)		(4,887)		(2,792)		(30,021)		(4,298)		(551,586)
Profit for the year		157,215		177,682		484,822		819,719		384,411		11,856		9,098		61,290		(22,669)		1,263,705
Profit attributable to Shareholders of the parent company		157,215		177,682		484,738		819,635		384,411		11,856		9,098		61,290		(25,781)		1,260,509
Profit attributable to Non-controlling interests		—		—		84		84		—		—		—		—		3,112		3,196
Total assets[1]		92,498,513		103,202,391		69,558,038		265,258,942		15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)		291,838,155
Total liabilities[1]		81,008,201		122,206,712		41,426,715		244,641,628		12,385,131		1,973,888		6,396,477		1,414,111		(625,911)		266,185,324

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Financial information by business segment for the year ended December 31, 20121, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,952,464	￦	3,041,135	￦	1,297,400	￦	6,290,999	￦	1,286,719	￦	142,617	￦	131,188	￦	32,988	￦	—	￦	7,884,511
Segment operating revenues(expenses)		2,289		(70,422)		300,356		232,223		(238,094)		5,971		(62,774)		201,566		(138,892)		—

	￦	1,954,753	￦	2,970,713	￦	1,597,756	￦	6,523,222	￦	1,048,625	￦	148,588	￦	68,414	￦	234,554	￦	(138,892)	￦	7,884,511

Net interest income		2,593,646		2,524,163		661,666		5,779,475		974,419		19,059		192,011		75,971		(3,152)		7,037,783
Interest income		5,190,403		5,681,723		1,622,918		12,495,044		1,387,987		38,206		191,907		123,096		(26,134)		14,210,106
Interest expense		(2,596,757)		(3,157,560)		(961,252)		(6,715,569)		(413,568)		(19,147)		104		(47,125)		22,982		(7,172,323)
Net fee and commission income		232,981		696,311		324,120		1,253,412		157,788		85,610		211		96,899		(27,214)		1,566,706
Fee and commission income		274,794		760,802		401,892		1,437,488		1,427,271		96,247		211		117,008		(324,349)		2,753,876
Fee and commission expense		(41,813)		(64,491)		(77,772)		(184,076)		(1,269,483)		(10,637)		—		(20,109)		297,135		(1,187,170)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss		(501)		(15,102)		756,103		740,500		—		39,137		7,703		24,617		7		811,964
Net other operating income(loss)		(871,373)		(234,659)		(144,133)		(1,250,165)		(83,582)		4,782		(131,511)		37,067		(108,533)		(1,531,942)
General and administrative expenses		(792,533)		(1,672,741)		(811,714)		(3,276,988)		(348,243)		(117,861)		(45,166)		(133,069)		75,717		(3,845,610)
Operating profit before provision for credit losses		1,162,220		1,297,972		786,042		3,246,234		700,382		30,727		23,248		101,485		(63,175)		4,038,901
Provision(reversal) for credit losses		(852,964)		(392,354)		(48,712)		(1,294,030)		(314,843)		(3,244)		(479)		5,842		51		(1,606,703)
Net operating profit		309,256		905,618		737,330		1,952,204		385,539		27,483		22,769		107,327		(63,124)		2,432,198
Share of profit of associates		—		—		(5,712)		(5,712)		—		—		—		(185)		(9,385)		(15,282)

Net other non-operating revenue (expense)		5,522		—		(69,537)		(64,015)		(4,334)		(2,987)		(856)		(44,177)		(1,903)		(118,272)
Segment profits before income tax		314,778		905,618		662,081		1,882,477		381,205		24,496		21,913		62,965		(74,412)		2,298,644
Income tax expense		(76,854)		(219,173)		(146,327)		(442,354)		(90,464)		(6,604)		(5,268)		(14,894)		1,073		(558,511)
Profit for the year		237,924		686,445		515,754		1,440,123		290,741		17,892		16,645		48,071		(73,339)		1,740,133
Profit attributable to Shareholders of the parent company		237,924		686,445		515,385		1,439,754		290,741		17,892		16,645		48,071		(82,069)		1,731,034
Profit attributable to Non-controlling interests		—		—		369		369		—		—		—		—		8,730		9,099
Total assets[2]		93,143,686		100,591,642		67,311,525		261,046,853		14,046,174		3,314,907		5,987,928		21,072,698		(19,717,506)		285,751,054
Total liabilities[2]		84,489,904		115,521,270		41,018,121		241,029,295		10,966,541		2,769,160		5,594,727		1,097,595		(469,405)		260,987,913

[1]	Operating revenues by business segment for the year ended December 31, 2012, have been restated due to a retrospective application of the accounting policy.
[2]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

5.2	Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Banking service	￦	5,672,100	￦	6,290,999
Credit card service		1,420,937		1,286,719
Investment & securities service		115,054		142,617
Life insurance service		102,226		131,188
Other service		143,811		32,988

	￦	7,454,128	￦	7,884,511

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2013 and 2012, and major non-current assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	7,399,906	￦	3,600,424	￦	7,785,586	￦	3,574,205
United States		12,730		21		11,438		35
New Zealand		8,581		20		8,268		35
China		32,190		10,488		30,800		11,349
Japan		(17,182)		1,722		30,810		2,653
Argentina		6		—		10		—
Vietnam		3,268		316		1,172		429
Cambodia		5,741		898		4,151		546
England		8,888		9		12,276		16
Intra-group adjustment		—		56,408		—		57,230

	￦	7,454,128	￦	3,670,306	￦	7,884,511	￦	3,646,498

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.	Financial Assets and Financial Liabilities

6.1	Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

	2013				2012
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	14,792,654	￦	14,793,603	￦	10,592,605	￦	10,545,944
Financial assets held for trading		8,967,006		8,967,006		9,207,629		9,207,629
Debt securities		7,825,785		7,825,785		8,291,615		8,291,615
Equity securities		1,100,969		1,100,969		876,175		876,175
Others		40,252		40,252		39,839		39,839
Financial assets designated at fair value through profit or loss		361,736		361,736		352,090		352,090
Equity securities		115,778		115,778		159,483		159,483
Derivative linked securities		245,958		245,958		192,607		192,607
Derivatives held for trading		1,680,880		1,680,880		1,907,774		1,907,774
Derivatives held for hedging		138,529		138,529		183,511		183,511
Loans		219,001,356		219,319,406		213,644,791		214,665,080
Available-for-sale financial assets		21,832,104		21,832,104		24,211,546		24,211,546
Debt securities		18,933,288		18,933,288		21,737,240		21,737,240
Equity securities		2,898,816		2,898,816		2,474,306		2,474,306
Held-to-maturity financial assets		13,016,991		13,386,962		12,255,806		12,837,009
Other financial assets		6,251,679		6,251,679		7,569,596		7,569,596

	￦	286,042,935	￦	286,731,905	￦	279,925,348	￦	281,480,179

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	236,637	￦	1,381,997	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		878,565		878,565		469,138		469,138
Derivatives held for trading		1,580,029		1,580,029		1,854,216		1,854,216
Derivatives held for hedging		215,310		215,310		200,526		200,526
Deposits		200,882,064		201,128,271		197,346,205		197,793,204
Debts		14,101,331		14,098,569		15,965,458		15,984,126
Debentures		27,039,534		28,221,196		24,270,212		25,762,049
Other financial liabilities		13,262,914		13,262,946		12,185,938		12,186,032

	￦	258,196,384	￦	259,621,523	￦	253,673,690	￦	255,631,288

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,160,592	￦	4,665,193	￦	—	￦	7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets[1]
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,945,101	￦	4,346,514	￦	—	￦	8,291,615
Equity securities		449,268		426,907		—		876,175
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,858,150		46,785		1,907,774
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets[1]
Debt securities		10,351,980		11,379,670		5,590		21,737,240
Equity securities		793,362		208,195		1,472,749		2,474,306

	￦	15,582,389	￦	18,574,648	￦	1,705,513	￦	35,862,550

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,803,713		47,943		1,854,216
Derivatives held for hedging		—		191,226		9,300		200,526

	￦	1,384,557	￦	1,994,939	￦	526,381	￦	3,905,877

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦117,750 million and ￦232,596 million as of December 31, 2013 and 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2013 is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,665,193	DCF Model	Discount rate
Equity securities		773,709	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,438,902

Financial assets designated at fair value through profit or loss
Equity securities		115,778	DCF Model	Discount rate
Derivative linked securities		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets

		127,808

Derivatives held for trading		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,175,742	DCF Model	Discount rate
Equity securities		254,464	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		9,430,206

	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,744,842

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of December 31,2013 is as follows:

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets[2]		—		—		6,251,679		6,251,679

	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits[1]	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts[1]		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities[2]		—		—		13,262,946		13,262,946

	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦6,251,679 million of other financial assets and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values.

Valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2013, are as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	27,752,493	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2013, are as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	1,539,592	DCF Model	Credit spread, Other spread
Loans		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	220,858,998

Financial liabilities
Deposits	￦	128,288,906	DCF Model	Other spread, Prepayment rate
Debts		13,942,220	DCF Model	Other spread
Debentures		468,703	DCF Model	Other spread, Implied default probability
Other financial liabilities		1,905	DCF Model	Other spread

	￦	142,701,734

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the Group’s assets at the end of every financial year.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		—		7,138		(10,180)		(31,379)		(2,007)		(1,229)
- Other comprehensive income		—		—		41,204		—		—		—
Purchases		—		415,876		519,140		—		96		—
Sales		—		(366,710)		(85,191)		—		(2,058)		—
Issues		—		—		—		(1,076,965)		(4,080)		—
Settlements		—		—		—		698,917		17,009		(626)
Transfers into Level 3		—		—		26,979		—		—		—
Transfers out of Level 3		—		—		(308,238)		—		—		—

Ending balance	￦	—	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)

(In millions of Korean won)	2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,150,633	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
- Profit or loss		—		120,779		(96,194)		(159,685)		(8,246)		15,935
- Other comprehensive income		—		—		152,368		—		—		—
Purchases		—		129,612		49,700		—		28,163		—
Sales		(10,826)		(647,454)		(59,165)		—		(10,211)		—
Issues		—		—		—		(673,006)		(6,903)		—
Settlements		—		—		—		1,200,759		6,844		(12,860)
Transfers into Level 3		—		—		282,498		—		—		—
Transfers out of Level 3		—		—		(1,501)		—		—		—

Ending balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(26,248)	￦	(11,409)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,285)		(23,948)

(In millions of Korean won)	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(47,152)	￦	(80,259)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(18,063)		(83,533)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99 ~ 40.28	The higher the volatility, the higher the fair value
					Correlation between underlying asset	-3.28 ~ 57.89	The higher the correlation between underlying asset, the higher the fair value
					Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.54 ~ 5.32	The lower the discount rate, the higher the fair value

Derivatives held for trading

Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield, Discount rate	Correlation of the indexes of stock prices	11.43 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of the underlying asset	7.1 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Discount rate	3.46	The lower the discount rate, the higher the fair value
Currency		6,490	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	88.24 ~ 94.12	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Derivatives held for hedging

Interest rate		452	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Interest rates, Correlation of the underlying assets (Interest rates), Foreign exchange rate	Correlation between interest rates	0.03	The higher the correlation, the higher the fair value fluctuation
Available-for-sale financial assets

Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,659,244	DCF Model, Comparable Company Analysis, Adjusted discount rate method,

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company

					Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86 ~ 58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74 ~ 0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	6.43 ~ 12.83	The lower the discount rate of cash flows, the higher the fair value

	￦	1,945,629

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	878,565	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation, Dividend yield	Correlation of the indexes of stock prices	-3.28 ~ 58.28	The higher the correlation between underlying asset, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

					Volatility of the underlying asset	10.99 ~ 44.71	The higher the volatility, the higher the fair value fluctuation
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield, Volatility of interest rate	Correlation of the indexes of stock prices	16.20 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of the underlying asset	10.99 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation

Derivatives held for hedging

Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

	￦	928,801

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,188	￦	(8,834)
Derivatives held for trading[2]		6,653		(6,299)
Derivatives held for hedging[2]		0		0
Available-for-sale financial assets
Debt securities[3]		61		(58)
Equity securities[4]		322,444		(121,192)

	￦	335,346	￦	(136,383)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	15,467	￦	(10,330)
Derivatives held for trading[2]		4,596		(4,968)
Derivatives held for hedging[2]		345		(333)

	￦	20,408	￦	(15,631)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	953	￦	(1,888)
Derivatives held for trading[2]		8,047		(9,451)
Derivatives held for hedging[2]		197		(202)
Available-for-sale financial assets
Debt securities[3]		2,773		(2,731)
Equity securities[4]		402,284		(173,054)

	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	13,843	￦	(7,752)
Derivatives held for trading[2]		3,934		(4,321)
Derivatives held for hedging[2]		176		(169)

	￦	17,953	￦	(12,242)

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estate, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2013		2012
Balance at the beginning of the year	￦	8,652	￦	4,082
New transactions		3,449		23,677
Amounts recognized in profit or loss during the yea
a. Amortization		(3,484)		(7,091)

b. Settlement		(4,427)		(12,016)

Balance at the end of the year	￦	4,190	￦	8,652

6.3	Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The carrying amounts of financial assets and liabilities by category as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

(In millions of Korean won)
	2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,592,605	￦	—	￦	—	￦	—	￦	10,592,605
Financial assets at fair value through profit or loss		9,207,629		352,090		—		—		—		—		9,559,719
Derivatives		1,907,774		—		—		—		—		183,511		2,091,285
Loans		—		—		213,644,791		—		—		—		213,644,791
Financial investments		—		—		—		24,211,546		12,255,806		—		36,467,352
Other financial assets		—		—		7,569,596		—		—		—		7,569,596

	￦	11,115,403	￦	352,090	￦	231,806,992	￦	24,211,546	￦	12,255,806	￦	183,511	￦	279,925,348

(In millions of Korean won)
	2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,854,216		—		—		200,526		2,054,742
Deposits		—		—		197,346,205		—		197,346,205
Debts		—		—		15,965,458		—		15,965,458
Debentures		—		—		24,270,212		—		24,270,212
Other financial liabilities		—		—		12,185,938		—		12,185,938

	￦	3,236,213	￦	469,138	￦	249,767,813	￦	200,526	￦	253,673,690

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.4	Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
KR ABS Co., Ltd.	Mezzanine/subordinate debt	Available-for-sale financial assets	￦	11,434	￦	11,434
KR ABS Second Co., Ltd.[1]	Senior debt	Loans and receivables		26,065		26,227
	Subordinate debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Co., Ltd.[2]	Subordinate debt	Available-for-sale financial assets		35,020		35,020
AP ABS First Co., Ltd.[3]	Senior debt	Loans and receivables		67,326		67,353
	Subordinate debt	Available-for-sale financial assets		16,669		16,669
Discovery ABS First Co., Ltd.[4]	Senior debt	Loans and receivables		23,494		23,547
	Subordinate debt	Available-for-sale financial assets		21,454		21,454

			￦	234,479	￦	234,721

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
[5]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦57,826 million as of December 31, 2013. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement
KR ABS Co., Ltd.[1]	Senior debt	Loans and receivables	￦	21,288
	Mezzanine/subordinate debt	Available-for-sale financial assets		43,143

			￦	64,431

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. The liabilities and related securitized assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
					Liabilities arising from asset-backed securities
	carrying amount of assets (Underlying assets)		carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
KB Mortgage Loan First Securitization Specialty Co., Ltd.	￦	295,679	￦	193,062	￦	295,679	￦	192,972	￦	102,707
KAMCO Value Recreation Third Securitization Specialty Co., Ltd.		8,291		1,958		8,291		1,958		6,333
KH First Co., Ltd.[1]		99,763		100,900		—		—		—
KB Kookmin Card First Securitization Co., Ltd.[1]		568,916		315,845		—		—		—
Wise Mobile First Securitization Specialty [1]		289,873		329,785		—		—		—
Wise Mobile Second Securitization Specialty [1]		318,814		374,733		—		—		—
Wise Mobile Third Securitization Specialty [1]		292,321		343,736		—		—		—
Wise Mobile Fourth Securitization Specialty [1]		186,268		199,802		—		—		—
Wise Mobile Fifth Securitization Specialty [1]		320,538		339,631		—		—		—
Wise Mobile Sixth Securitization Specialty [1]		342,478		359,534		—		—		—
Wise Mobile Seventh Securitization Specialty [1]		328,685		349,485		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
					Liabilities arising from asset-backed securities
	carrying amount of assets (Underlying assets)		carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
KB Mortgage Loan First Securitization Specialty Co., Ltd.	￦	361,668	￦	249,668	￦	361,668	￦	250,835	￦	110,833
KAMCO Value Recreation Third Securitization Specialty Co., Ltd.		9,247		3,258		9,247		3,258		5,989
KH First Co., Ltd.[1]		99,762		101,000		—		—		—
KB Kookmin Card First Securitization Co., Ltd.[1]		601,924		319,664		—		—		—
Wise Mobile First Securitization Specialty [1]		533,936		569,170		—		—		—

[1]	According to purchase agreements with third-party investors, the Group provides purchase commitments to third-party investors over the associated liabilities. Furthermore, as the third-party investors also have right of recourse to the asset-backed security, the Group did not disclose the fair value of the above liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Securities under repurchase agreements and loaned securities

In contracts such as repurchase agreements and securities lending transactions, the Group continues to recognize the financial assets on the statements of financial position since it transfers the financial assets but those transactions are not qualified for derecognition. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset.

The transferred assets amount and related amount of liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
Reverse repurchase, securities lending and similar agreements	￦	649,309	￦	608,156
Loaned securities
Government bond		527,427		—
Stock		14,296		—

	￦	1,191,032	￦	608,156

(In millions of Korean won)	2012
	Carrying amount of transferred assets		Carrying amount of related liabilities
Reverse repurchase, securities lending and similar agreements	￦	1,068,690	￦	1,003,348
Loaned securities
Government bond		228,912		—
Stock		43,543		—

	￦	1,341,145	￦	1,003,348

6.5	Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of consolidated financial position.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements[1]		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

(In millions of Korean won)
	2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,811,797	￦	—	￦	1,811,797	￦	(1,364,967)	￦	(28,624)	￦	418,206
Derivatives held for hedging		183,511		—		183,511		(32,716)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements [1]		3,635,071		—		3,635,071		(3,531,000)		(104,071)		—
Other financial instruments		18,078,061		(15,757,167)		2,320,894		—		—		2,320,894

	￦	25,638,161	￦	(15,757,167)	￦	9,880,994	￦	(6,858,121)	￦	(132,695)	￦	2,890,178

[1]	Includes a portion of the securities loaned.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements[1,2]		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

(In millions of Korean won)
	2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,849,256	￦	—	￦	1,849,256	￦	(1,278,931)	￦	—	￦	570,325
Derivatives held for hedging		200,526		—		200,526		(18,161)		—		182,365
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase securities lending and similar agreements[1,2]		2,345,166		—		2,345,166		(2,345,166)		—		—
Other financial instruments		16,029,986		(15,757,167)		272,819		(151,090)		—		121,729

	￦	22,354,865	￦	(15,757,167)	￦	6,597,698	￦	(5,722,786)	￦	—	￦	874,912

[1]	Includes repurchase agreements sold to customers
[2]	Includes a portion of securities sold

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

7.	Due from financial institutions

The details of due from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate (%)	2013		2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	6,717,697	￦	3,095,038
	Due from banking institutions	Hana Bank and others	0.00~7.15		636,837		577,045
	Due from others	Samsung Securities Co., Ltd. and others	0.10~2.93		3,203,452		3,177,727

					10,557,986		6,849,810

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		855,388		385,798
	Time deposits in foreign currencies	China Citi Bank and others	0.15~3.87		657,408		448,349
	Due from others	Bank of Japan and others	—		23,321		58,540

					1,536,117		892,687

				￦	12,094,103	￦	7,742,497

Due from financial institutions, classified by type of financial institution as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,717,697	￦	410,328	￦	7,128,025
Other banking institutions		636,837		1,105,842		1,742,679
Other financial institutions		3,203,452		19,947		3,223,399

	￦	10,557,986	￦	1,536,117	￦	12,094,103

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		577,045		738,310		1,315,355
Other financial institutions		3,177,727		34,234		3,211,961

	￦	6,849,810	￦	892,687	￦	7,742,497

Restricted due from financial institutions as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)		Financial Institutions	2013		2012		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,717,697	￦	3,095,038	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		342,469		248,603	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		102,460		152,908	Market entry deposit and others

				7,162,626		3,496,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		482,296		128,811	Bank of Korea Act and others
	Time deposit in foreign currencies	Itau Unibanco S.A NY Branch		10,553		6,962	Bank Act of the State of New York
	Due from others	Ong First Tradition Pte. and others		10,428		11,065	Derivatives margin account and others
				503,277		146,838

			￦	7,665,903	￦	3,643,387

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

8.	Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	238,901	￦	238,901	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		336,154		329,391	Reverse repurchase securities lending and similar agreements
	Korea Securities Depository and others		446,126		393,981	Securities lending transactions
	Samsung Futures Inc. and others		15,570		14,589	Derivatives transactions

			797,850		737,961

Available-for-sale financial assets	Korea Securities Depository and others		45,771		45,145	Securities lending transactions
	Samsung Futures Inc. and others		33,317		31,746	Derivatives transactions
	Others		15,100		14,370	Others

			94,188		91,261

Held-to-maturity financial assets	Korea Securities Depository and others		3,577,052		3,572,000	Reverse repurchase securities lending and similar agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transactions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	7,711,756	￦	7,624,071

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	89,000	￦	89,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		321,454		306,194	Reverse repurchase securities lending and similar agreements
	Korea Securities Depository and others		1,440,316		1,338,186	Securities lending transactions
	Samsung Futures Inc. and others		80,583		72,801	Derivatives transactions
	Others		18,917		17,945	Others

			1,861,270		1,735,126

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transactions
	Others		400		400	Others

			3,847		3,613

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Reverse repurchase securities lending and similar agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		266,113		266,000	Derivatives transactions
	Others		1,249,441		1,220,500	Others

			6,864,696		6,825,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	9,877,283	￦	9,707,873

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	4,258,909	￦	—	￦	4,258,909

	￦	4,258,909	￦	—	￦	4,258,909

(In millions of Korean won)
	2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,609,354	￦	—	￦	3,609,354

	￦	3,609,354	￦	—	￦	3,609,354

9.	Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of derivative financial instruments for trading as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures[1]		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

		41,159,414		937,567		794,799

Stock and index
Futures[1]		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

		2,596,222		47,571		50,381

Commodity
Futures[1]		2,024		121		—

		2,024		121		—

Other		60,000		68,014		9,248

	￦	194,306,585	￦	1,680,880	￦	1,580,029

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,609,679	￦	—	￦	—
Swaps		147,924,098		838,454		948,697
Options		10,715,347		79,942		78,149

		160,249,124		918,396		1,026,846

Currency
Forwards		17,280,288		264,578		328,505
Futures[1]		602,051		974		7
Swaps		14,879,808		576,857		427,227
Options		334,912		3,215		2,638

		33,097,059		845,624		758,377

Stock and index
Futures[1]		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

		2,469,061		74,432		67,831

Commodity
Futures[1]		3,856		88		2

		3,856		88		2

Other		60,000		69,234		1,160

	￦	195,879,100	￦	1,907,774	￦	1,854,216

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Futures		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,188,361	￦	137,947	￦	204,642

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,229

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Gains (losses) on hedging instruments	￦	(48,545)	￦	(14,654)
Gains (losses) on the hedged item attributable to the hedged risk		81,428		37,641

	￦	32,883	￦	22,987

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

	￦	1,719,590	￦	582	￦	10,668

(In millions of Korean won)	2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

	￦	1,386,330	￦	444	￦	7,297

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Gains (losses) on hedging instruments	￦	(3,068)	￦	(27,006)
Gains (losses) on the hedged item attributable to the hedged risk		(2,990)		(26,838)

Ineffectiveness recognized in profit or loss	￦	(78)	￦	(168)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Amount recognized in other comprehensive income	￦	(2,990)	￦	(26,838)
Amount reclassified from equity to profit or loss		5,227		25,000
Tax effect		(619)		1,025

	￦	1,618	￦	(813)

10.	Loans

Loans as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Loans	￦	221,439,295	￦	216,487,114
Deferred loan origination fees and costs		423,245		426,336
Less: Allowances for loan losses		(2,861,184)		(3,268,659)

Carrying amount	￦	219,001,356	￦	213,644,791

Loans to banks as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Loans	￦	6,335,056	￦	4,397,742
Less: Allowances for loan losses		(25)		(9)

Carrying amount	￦	6,335,031	￦	4,397,733

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Loans to customers other than banks as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

		107,743,214		95,999,812		11,784,458		215,527,484
Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	102,234,562	￦	83,653,562	￦	—	￦	185,888,124
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Reverse repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

		103,504,641		97,137,216		11,873,851		212,515,708
Proportion (%)		48.70		45.71		5.59		100.00
Allowances		(687,851)		(2,251,309)		(329,490)		(3,268,650)

	￦	102,816,790	￦	94,885,907	￦	11,544,361	￦	209,247,058

The changes in deferred loan origination fees and costs for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	502,512	￦	330,202	￦	288,683	￦	(33,130)	￦	510,901
Other origination costs		344		635		602		—		377

		502,856		330,837		289,285		(33,130)		511,278

Deferred loan origination fees
Loans in Korean won		69,994		72,822		62,383		(70)		80,363
Other origination fees		6,526		3,872		2,709		(19)		7,670

		76,520		76,694		65,092		(89)		88,033

	￦	426,336	￦	254,143	￦	224,193	￦	(33,041)	￦	423,245

(In millions of Korean won)	2012
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	321,090	￦	266,700	￦	—	￦	502,512
Other origination costs		201		430		287		—		344

		448,323		321,520		266,987		—		502,856

Deferred loan origination fees
Loans in Korean won		43,242		53,166		26,414		—		69,994
Credit card		106		—		106		—		—
Other origination fees		5,104		3,245		1,803		(20)		6,526

		48,452		56,411		28,323		(20)		76,520

	￦	399,871	￦	265,109	￦	238,664	￦	20	￦	426,336

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

11.	Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Retail		Corporate		Credit card		Total

Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(581,100)		(1,146,767)		(404,199)		(2,132,066)
Recoveries from written-off loans		126,651		147,110		141,452		415,213
Sale		(8,483)		(76,413)		435		(84,461)
Provision[1]		361,253		720,136		346,064		1,427,453
Other changes		(5,662)		(24,510)		(3,442)		(33,614)

Ending	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184

(In millions of Korean won)	2012
	Retail		Corporate		Credit card		Total

Beginning	￦	635,512	￦	2,462,285	￦	350,382	￦	3,448,179
Written-off		(452,639)		(1,203,832)		(540,664)		(2,197,135)
Recoveries from written-off loans		103,363		161,334		185,027		449,724
Sale		(6,082)		(98,865)		—		(104,947)
Provision[1]		401,690		914,516		336,356		1,652,562
Other changes		6,007		15,880		(1,611)		20,276

Ending	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦15,061,182 million and ￦15,105,173 million, as of December 31, 2013 and 2012, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The coverage ratio of allowances for loan losses as of December 31, 2013 and 2012, is as follows:

(In millions of Korean won)	2013		2012
Loans	￦	221,862,540	￦	216,913,450
Allowances for loan losses		2,861,184		3,268,659
Ratio (%)		1.29		1.51

12.	Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,085,450	￦	2,376,174
Financial bonds		3,265,960		4,018,092
Corporate bonds		1,759,993		1,678,842
Asset-backed securities		510,159		105,492
Others		204,223		113,015
Equity securities:
Stocks		145,163		218,227
Beneficiary certificates		955,806		657,948
Others		40,252		39,839

		8,967,006		9,207,629

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		115,778		159,483
Derivative linked securities		245,958		192,607

		361,736		352,090

Total financial assets at fair value through profit or loss	￦	9,328,742	￦	9,559,719

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,925,617	￦	6,256,380
Financial bonds		5,782,234		7,476,233
Corporate bonds		4,997,788		6,605,556
Asset-backed securities		1,208,241		1,399,015
Others		19,408		56
Equity securities:
Stocks		2,366,887		2,142,442
Equity investments and others		97,937		109,832
Beneficiary certificates		433,992		222,032

		21,832,104		24,211,546

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,357,623		4,449,243
Financial bonds		892,509		1,315,417
Corporate bonds		7,400,085		6,212,850
Asset-backed securities		366,774		278,296

		13,016,991		12,255,806

Total financial investments	￦	34,849,095	￦	36,467,352

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Impairment		Reversal	Net
Available-for-sale financial assets	￦	163,464	—	￦	163,464
Held-to-maturity financial assets		5	—		5

	￦	163,469	—	￦	163,469

(In millions of Korean won)	2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	280,610	￦	—	￦	280,610
Held-to-maturity financial assets		154		—		154

	￦	280,764	￦	—	￦	280,764

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

13.	Investments in associates

Investments in associates as of December 31, 2013 and 2012, are as follows:

(in millions of Korean won)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd.	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[5]	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.[5]	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,613,586	￦	742,245	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of Korean won)	2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,4]	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC[1,4]	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,517		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[5]	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,160		4,160	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,156		2,156	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,567,656	￦	905,126	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	As of December 31, 2013 and 2012, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	The Group’s ownership in DS Plant Co., Ltd. is 21.05% as of December 31, 2012, when the potential voting rights from convertible bond held by the Group are taken into account.
[4]	Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2013 and 2012, are ￦57,476 million and ￦65,821 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012, is ￦49 million.
[5]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on associates:

	2013[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.[3]		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund 1		30,558		1,794		31,100		28,764		10		—		10

									￦	742,245	￦	13,145	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd.		51,571		4,909		—		4,909		—
UAMCO., Ltd.		708,035		105,085		—		105,085		—
JSC Bank CenterCredit		532,768		(497,885)		(5,732)		(503,617)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
Semiland Co., Ltd.		11,513		649		—		649		11
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd.[2]		681		(102)		—		(102)		—
Kores Co., Ltd.[3]		100,769		565		2,472		3,037		—
Terra Co., Ltd.[3]		1,422		17		—		17		—
KB GwS Private Securities Investment Trust		76,201		41,247		—		41,247		8,894
Incheon Bridge Co., Ltd.		77,311		(13,533)		—		(13,533)		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
NPS KBIC Private Equity Fund No. 1		10,206		9,301		(2,113)		7,188		106
KBIC Private Equity Fund No. 3		3,702		3,385		—		3,385		—
KB-Glenwood Private Equity Fund 1		—		(627)		—		(627)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of November 30, 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of September 30, 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		28,761		(3,222)		25,539
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		48		—		48
Semiland Co., Ltd.		12,472		6,901		985		5,571		2,513		—		2,513
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		1,517		—		1,517
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		2,955		—		2,955
Testian Co., Ltd.		2,771		1,899		1,030		872		1,041		—		1,041
DS Plant Co., Ltd.		10,253		7,530		600		2,723		—		—		—
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		(371)		371		—
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.[2]		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.[3]		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		124,410		(3,471)		120,939
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		1,630		—		1,630
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		(413)		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		5,606		(623)		4,983
NPS KBIC Private Equity Fund No. 1		176,650		14,140		132,541		162,510		4,160		—		4,160
KBIC Private Equity Fund No. 3		101,931		79		102,500		101,852		2,156		—		2,156
KB-Glenwood Private Equity Fund 1		30,632		1,238		31,100		29,394		10		—		10

									￦	905,126	￦	29,515	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(in millions of Korean won)	2012
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	67,825	￦	61,514	￦	—	￦	61,514	￦	7,747
Korea Credit Bureau Co., Ltd.		47,660		5,019		—		5,019		—
UAMCO., Ltd.		599,570		95,828		—		95,828		—
JSC Bank CenterCredit		269,586		(30,343)		(62,892)		(93,235)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		1,870		(6,635)		(124)		(6,759)		—
KB Global Star Game & Apps SPAC		—		280		—		280		—
Semiland Co., Ltd.		10,552		774		—		774		10
Serit Platform Co., Ltd.		9,998		304		—		304		—
Sehwa Electronics Co., Ltd.		14,059		(2,640)		—		(2,640)		—
Testian Co., Ltd.		707		80		—		80		—
DS Plant Co., Ltd.		10,190		(194)		—		(194)		—
Joam Housing Development Co., Ltd.		953		(2,461)		—		(2,461)		—
United PF 1st Recovery Private Equity Fund		98,873		48,040		—		48,040		—
CH Engineering Co., Ltd.[1]		714		(42)		—		(42)		—
Kores Co., Ltd.[3]		72,622		190		—		190		—
KB GwS Private Securities Investment Trust		39,881		39,373		—		39,373		—
Incheon Bridge Co., Ltd.		68,711		(29,451)		—		(29,451)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		106		(1,900)		(676)		(2,576)		—
KB Star office Private real estate Investment Trust No.1		2,865		1,476		—		1,476		—
NPS KBIC Private Equity Fund No. 1		12,772		11,780		(4,438)		7,342		106
KBIC Private Equity Fund No. 3		1,982		1,665		—		1,665		—
KB-Glenwood Private Equity Fund 1		(173)		(647)		—		(647)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of November 30, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of September 30, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

As Shinla Construction Co., Ltd. is impaired capital situation as of December 31, 2013, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in investments in associates for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment		Others		Ending

Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		395		—		—		—		4,185
UAMCO., Ltd.		139,760		—		—		—		11,066		—		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		—		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		15,565		(135)		—		4,227		197		—		—		45,393
KB Global Star Game & Apps SPAC		48		—		—		—		1		—		—		(49)		—
Semiland Co., Ltd.		2,513		—		—		(11)		137		—		—		—		2,639
Serit Platform Co., Ltd.		1,517		—		(1,518)		—		1		—		—		—		—
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(71)		—		(947)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		—		(194)		—
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		—		197,941
Kores Co., Ltd.		1,384		—		—		—		91		450		(420)		—		1,505
KB GwS Private Securities Investment Trust		120,939		—		—		(8,894)		11,040		—		—		—		123,085
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—		—
Ssangyong Engineering & Construction Co., Ltd.[1]		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(1,751)		1,787		—		—		—		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,703)		274		—		—		10,329
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		238		(54)		—		—		4,238
KBIC Private Equity Fund No. 3		2,156		—		—		—		67		—		—		—		2,223
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.		—		—		—		—		4		—		—		—		4

	￦	934,641	￦	52,119	￦	(3,490)	￦	(17,064)	￦	(179,959)	￦	(9,844)	￦	(19,823)	￦	(1,190)	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment		Ending

Associates

Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd.		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit [2]		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,477)		(1,115)		—		25,539
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(10)		276		—		—		2,513
Serit Platform Co., Ltd.		1,451		—		—		—		66		—		—		1,517
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(553)		54		—		2,955
Testian Co., Ltd.		789		198		—		—		54		—		—		1,041
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
Kores Co., Ltd.		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		7,059		—		—		120,939
Incheon Bridge Co., Ltd.		—		24,677		—		—		(22,916)		(131)		—		1,630
KB Star office Private real estate Investment Trust No.1		—		20,000		—		—		(102)		—		—		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		6,250		—		—		(934)		(333)		—		4,983
NPS KBIC Private Equity Fund No. 1		4,079		—		—		(106)		302		(114)		—		4,161
KBIC Private Equity Fund No. 3		2,122		—		—		—		33		—		—		2,155
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	793,602	￦	217,081	￦	(8,707)	￦	(7,866)	￦	18,933	￦	(44,589)	￦	(33,813)	￦	934,641

[1]	Impairment recognized on reorganization proceedings filed on December 30, 2013.
[2]	Soundness in the assets of Kazakhstan banks has been deteriorating due to depression of its domestic economy mainly driven by the global credit crunch. The Group recognized impairment loss in investment of JSC Bank CenterCredit because the Group judged the recovery of JSC Bank CenterCredit’s financial soundness to have been delayed and assessed the economic condition in Kazakhstan as not recovering in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method as of December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013
	Unrecognized loss		Unrecognized change in equity
Incheon Bridge Co., Ltd.	￦	429	￦	429
CH Engineering Co., Ltd.		43		94
Shinla Construction Co., Ltd.		41		101

(In millions of Korean won)	2012
	Unrecognized loss		Unrecognized change in equity
CH Engineering Co., Ltd.	￦	51	￦	51
Shinla Construction Co., Ltd.		60		60
Joam Housing Development Co., Ltd.		—		363

14.	Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	2,012,846	￦	—	￦	(581)	￦	2,012,265
Buildings		1,209,909		(327,370)		(2,661)		879,878
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,630,116		(1,488,184)		—		141,932
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,432,711	￦	(2,329,076)	￦	(3,242)	￦	3,100,393

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	￦	2,012,265	￦	1,405	￦	(21,551)	￦	(214)	￦	—	￦	(74)	￦	1,991,831
Buildings		879,878		3,234		11,056		(281)		(29,094)		(244)		864,549
Leasehold improvement		55,658		2,687		33,001		(332)		(46,057)		11,067		56,024
Equipment and vehicles		141,932		94,875		247		(434)		(97,119)		38		139,539
Construction in-progress		893		51,268		(52,161)		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		8,900

	￦	3,100,393	￦	164,203	￦	(29,408)	￦	(1,261)	￦	(183,871)	￦	10,787	￦	3,060,843

(In millions of Korean won)
	2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	￦	2,020,681	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(73)	￦	2,012,265
Buildings		895,460		1,806		14,344		(2,667)		(28,820)		(245)		879,878
Leasehold improvement		59,586		4,574		32,591		(272)		(44,007)		3,186		55,658
Equipment and vehicles		195,883		74,921		—		(365)		(128,411)		(96)		141,932
Construction in-progress		1,075		49,646		(49,828)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	3,182,746	￦	143,139	￦	(9,398)	￦	(5,182)	￦	(213,684)	￦	2,772	￦	3,100,393

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ￦71 million and ￦123 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2012, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

(In millions of Korean won)
2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

The details of investment property as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

	￦	173,234	￦	(6,975)	￦	166,259

(In millions of Korean won)	2012
	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

	￦	58,376	￦	(5,402)	￦	52,974

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2013, are as follows:

	2013
(In millions of Korean won)	Fair value		Valuation technique	Inputs
Land and buildings	￦	189,534	Cost Approach Method	- Price per square meter

				- Replacement cost

As of December 31, 2013 and 2012, fair values of the investment properties amount to ￦189,534 million and ￦51,142 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Rental income from the above investment properties for the years ended December 31, 2013 and 2012, amounts to ￦4,889 million and ￦675 million, respectively.

The changes in investment property for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition		Transfers		Depreciation		Ending

Land	￦	38,653	￦	56,055	￦	—	￦	—	￦	94,708
Buildings		14,321		58,554		257		(1,581)		71,551

	￦	52,974	￦	114,609	￦	257	￦	(1,581)	￦	166,259

(In millions of Korean won)	2012
	Beginning		Transfers		Depreciation		Ending

Land	￦	37,451	￦	1,202	￦	—	￦	38,653
Buildings		14,101		685		(465)		14,321

	￦	51,552	￦	1,887	￦	(465)	￦	52,974

Property and equipment insured as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Insurance coverage
Type	Assets insured	2013		2012		Insurance company
General property insurance	Buildings[1]	￦	1,027,420	￦	1,138,216	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		121,188		117,600
	Equipment and vehicles and others		139,544		142,828

		￦	1,288,152	￦	1,398,644

[1]	Buildings include office buildings, investment properties and assets held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

15.	Intangible Assets

The details of intangible assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		786,063		(484,685)		(17,845)		283,533

	￦	1,030,818	￦	(484,685)	￦	(53,002)	￦	493,131

The details of goodwill as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		70,265
KB Savings Bank Co., Ltd.		108,000		72,843		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		7,343		7,343		—		—

	￦	252,098	￦	205,565	￦	244,755	￦	209,598

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning		Impairment		Others		Ending
￦	35,157	￦	11,376	￦	—	￦	46,533

(In millions of Korean won)
2012
Beginning		Impairment		Others		Ending
￦	—	￦	35,157	￦	—	￦	35,157

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2013, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank				KB	KB	KB Savings Bank Co., Ltd. and Yehansoul
	Retail Banking		Corporate Banking		Cambodia Bank	Investment Securities	Savings Bank Co., Ltd.	Total
Carrying amounts	￦	49,315	￦	15,973	￦ 1,202	￦ 58,889	￦ 80,186	￦	205,565
Recoverable amount exceeded carrying amount		40,254		2,814,955	21,506	—	730		2,877,445
Discount rate (%)		13.27		13.04	26.25	14.65	13.94
Permanent growth rate (%)		3.00		3.00	3.40	3.00	2.00

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3% for Retail Banking, Corporate Banking, KB Investment Securities, and 3.4% for KB Cambodia Bank and 2.0% for KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd. for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of intangible assets, excluding goodwill, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,158		(59,319)		(17,845)		107,994
Finance leases assets		23,413		(16,324)		—		7,089

	￦	786,063	￦	(484,685)	￦	(17,845)	￦	283,533

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	418	￦	190	￦	—	￦	—	￦	(137)	￦	(2)	￦	469
Software		168,032		33,649		—		—		(87,078)		(806)		113,797
Other intangible assets[2]		107,994		34,252		(5,177)		38		(9,122)		(12,667)		115,318
Finance leases assets		7,089		6,036		—		—		(5,070)		—		8,055

	￦	283,533	￦	74,127	￦	(5,177)	￦	38	￦	(101,407)	￦	(13,475)	￦	237,639

(In millions of Korean won)	2012
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	106	￦	429	￦	—	￦	—	￦	(102)	￦	(15)	￦	418
Software		216,318		52,576		(280)		—		(100,578)		(4)		168,032
Other intangible assets[2]		100,392		24,541		(3,946)		—		(7,811)		(5,182)		107,994
Finance leases assets		8,416		4,353		—		—		(5,680)		—		7,089

	￦	325,232	￦	81,899	￦	(4,226)	￦	—	￦	(114,171)	￦	(5,201)	￦	283,533

[1]	Including ￦31 million and ￦45 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2012.
[2]	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (17,845)	￦ (5,763)	￦	24	￦	367	￦ (23,217)

(In millions of Korean won)	2012
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (13,926)	￦ (5,166)	￦	72	￦	1,175	￦ (17,845)

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets		Liabilities		Net amount

Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

	￦	15,422	￦	(61,816)	￦	(46,394)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Assets		Liabilities		Net amount

Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivative financial instruments		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative linked securities		161,642		(160,131)		1,511
Others		464,989		(337,327)		127,662

		919,214		(1,055,085)		(135,871)
Offsetting of deferred income tax assets and liabilities		(900,782)		900,782		—

	￦	18,432	￦	(154,303)	￦	(135,871)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦603,097 million associated with investments in subsidiaries and others as of December 31, 2013, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦250 million, ￦80,204 million and ￦94,786 million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2013, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦118,749 million associated with investment in subsidiaries and associates as of December 31, 2013, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

No deferred income tax liabilities have been recognized as of December 31, 2013, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank.

The changes in cumulative temporary differences for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		576,999		553,376		446,706		470,329
Allowances for loan losses		4,727		4,221		199		705
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Deferred loan origination fees and costs		36,136		35,720		54,200		54,616
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		25,591		25,591		35,174		35,174
Provisions for guarantees		208,255		208,255		208,524		208,524
Gains(losses) from valuation on derivative financial instruments		6,581		6,581		4,319		4,319
Present value discount		9,655		9,658		10,558		10,555
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		2,687,622		2,099,827		302,836		890,631
Derivative linked securities		667,942		667,942		1,097,012		1,097,012
Others		2,004,536		947,787		1,300,751		2,357,500

		6,447,237		4,697,947		3,542,443		5,291,733

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		2,492,775						603,097
Others		87,342						94,786

		3,786,089						4,513,396
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	919,214					￦	1,095,876

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	(502)	￦	(502)
Accrued interest		(339,126)		(220,320)		(217,970)		(336,776)
Allowances for loans losses		(10,654)		(1,902)		—		(8,752)
Deferred loan origination fees and costs		(389,017)		(389,017)		(403,026)		(403,026)
Gains(losses) from valuation on derivative financial instruments		(163,225)		(162,935)		(62,287)		(62,577)
Present value discount		(32,185)		(1,221)		—		(30,964)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,234)		(1,504)		—		(1,140,730)
Investments in subsidiaries and others		(5,959,490)		(5,644,900)		(53,127)		(367,717)
Derivative linked securities		(661,700)		(661,700)		(1,091,009)		(1,091,009)
Others		(1,307,717)		(581,961)		(660,956)		(1,386,712)

		(10,070,636)		(7,665,460)		(2,488,877)		(4,894,053)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(83,745)						(118,749)

		(9,921,603)						(4,710,016)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,055,085)					￦	(1,142,270)

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		470,507		430,917		537,409		576,999
Allowances for loan losses		827		149		4,049		4,727
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Deferred loan origination fees and costs		204		204		36,136		36,136
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,359		19,359		25,591		25,591
Provisions for guarantees		311,263		311,263		208,255		208,255
Gains(losses) from valuation on derivative financial instruments		6,548		6,548		6,581		6,581
Present value discount		15,579		15,579		9,655		9,655
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,419		917,955		204,158		2,687,622
Derivative securities		1,837,877		1,837,877		667,942		667,942
Others		1,826,081		1,120,250		1,298,705		2,004,536

		8,099,508		4,789,741		3,137,470		6,447,237

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,492,775
Others		88,939						87,342

		4,628,371						3,786,089
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,128,914					￦	919,214

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(287,013)	￦	(244,863)	￦	(339,126)
Allowances for loans losses		(10,636)		—		(18)		(10,654)
Deferred loan origination fees and costs		(400,199)		(400,199)		(389,017)		(389,017)
Gains(losses) from valuation on derivative financial instruments		(452,200)		(452,200)		(163,225)		(163,225)
Present value discount		(57,287)		(25,102)		—		(32,185)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(347)		—		(1,142,234)
Investments in subsidiaries and others		(5,345,703)		(562)		(614,349)		(5,959,490)
Derivative securities		(1,846,433)		(1,846,433)		(661,700)		(661,700)
Others		(1,144,976)		(187,505)		(350,246)		(1,307,717)

		(10,846,579)		(3,199,361)		(2,423,418)		(10,070,636)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(83,745)

		(10,727,998)						(9,921,603)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,352,279)					￦	(1,055,085)

17.	Assets held for sale

The details of assets held for sale as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	39,777	￦	(18,330)	￦	21,447	￦	21,447
Land		21,380		(5,109)		16,271		16,271

	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Land		35,883		(3,146)		32,737		32,737

	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2013, are as follows:

(In millions of Korean won)
	2013
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Land and buildings	￦	20,927	Market comparison approach model	Adjustment index	-2.98~2.72	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20~0	Fair value decreases as the absolute value of adjustment index rises.
		16,791	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦6.9 million Time point adjustment: 0.98862 Individual factor: 0.594	Fair value increases as the unit price per area of exclusive possess and others rise.

	￦	37,718

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (22,365)	￦	—	￦	4,685	￦ (23,439)

(In millions of Korean won)
2012
Beginning	Provision	Reversal		Others		Ending
￦ (6,247)	￦ (5,708)	￦	—	￦	6,196	￦ (5,759)

As of December 31, 2013, assets held for sale consist of eleven real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2013. As of December 31, 2013, three assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also being actively marketed.

18.	Other Assets

The details of other assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial assets
Other receivables	￦	3,494,745	￦	3,234,195
Accrued income		1,018,907		1,084,570
Guarantee deposits		1,395,359		1,369,647
Domestic exchange settlement debits		735,807		2,239,607
Others		188,540		232,524
Allowances for loan losses		(580,651)		(590,110)
Present value discount		(1,028)		(837)

		6,251,679		7,569,596

Other non-financial assets
Other receivables		663		32,396
Prepaid expenses		397,321		266,727
Guarantee deposits		3,941		4,189
Insurance assets		157,154		155,676
Separate account assets		696,909		655,040
Others		76,798		84,683
Allowances on other asset		(16,402)		(7,988)

		1,316,384		1,190,723

	￦	7,568,063	￦	8,760,319

The changes in allowances for loan losses on other assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Other financial assets		Other non-financial assets		Total
Beginning	￦	590,110	￦	7,988	￦	598,098
Written-off		(37,382)		(6,715)		(44,097)
Provision		29,229		15,129		44,358
Others		(1,306)		—		(1,306)

Ending	￦	580,651	￦	16,402	￦	597,053

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Other financial assets		Other non-financial assets		Total
Beginning	￦	353,422	￦	8,339	￦	361,761
Written-off		(30,604)		(4,439)		(35,043)
Provision		46,125		4,088		50,213
Others		221,167		—		221,167

Ending	￦	590,110	￦	7,988	￦	598,098

19.	Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial liabilities held for trading
Securities sold	￦	196,570	￦	1,342,119
Other		40,067		39,878

		236,637		1,381,997

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		878,565		469,138

		878,565		469,138

Total financial liabilities at fair value through profit or loss	￦	1,115,202	￦	1,851,135

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Financial liabilities designated at fair value through profit or loss	￦	878,565	￦	469,138
Changes in fair value resulting from changes in the credit risk		(4,032)		3,812
Accumulated changes in fair value resulting from changes in the credit risk		(9,662)		(5,630)

20.	Deposits

Deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Deposits	￦	200,882,064	￦	197,346,208
Deferred financing costs		—		(3)

	￦	200,882,064	￦	197,346,205

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of deposits as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	122,296	￦	116,417
Household checking deposits		467,229		434,814
Special deposits		2,706,609		3,093,865
Ordinary deposits		24,533,701		21,468,422
Public fund deposits		75,127		68,600
Treasury deposits		5,148		5,256
General savings deposits		28,077,274		24,668,545
Corporate savings deposits		10,715,746		10,504,790
Nonresident’s deposit in Korean won		32,355		31,614
Nonresident’s free deposit in Korean won		15,001		2,818
Others		163,262		186,193

		66,913,748		60,581,334

Demand deposits in foreign currencies
Checking deposits		251,072		98,478
Ordinary deposits		2,461,685		1,809,712
Special deposits		5,325		1,316
Others		14,142		9,851

		2,732,224		1,919,357

		69,645,972		62,500,691

Time deposits
Time deposits in Korean won
Time deposits		108,216,861		114,496,449
Installment savings deposits		11,097,205		7,088,988
Good-sum formation savings		425,090		33,586
Nonresident’s deposit in Korean won		186,966		222,586
Workers’ savings for housing		1,543		1,692
Nonresident’s free deposit in Korean won		41,085		92,011
Long-term housing savings deposits		2,061,129		3,083,602
Long-term savings for households		190		206
Preferential savings deposits for workers		245		323
Mutual installment deposits		1,478,299		1,143,414
Mutual installment for housing		853,392		1,005,752
Trust deposits		3,093,949		2,944,666

		127,455,954		130,113,275

Time deposits in foreign currencies
Time deposits		2,082,865		2,954,348
Installment savings deposits		4,035		2,131
Others		68,960		23,693

		2,155,860		2,980,172

		129,611,814		133,093,447

Certificates of deposits		1,624,278		1,752,067

Total deposits	￦	200,882,064	￦	197,346,205

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

21.	Debts

The details of debts as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Borrowings	￦	10,767,737	￦	12,274,501
Bonds sold under repurchase agreements and others		685,626		1,094,031
Call money		2,647,968		2,596,926

	￦	14,101,331	￦	15,965,458

The details of borrowings as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2013		2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	557,998	￦	781,787
	Borrowings from the government	KEMCO and others	0.00~5.00		626,593		626,059
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.12~3.50		61,877		103,398
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.17~2.70		142,511		268,491
	Other borrowings	The Korea Finance Corporation and others	0.00~5.30		3,527,292		3,716,879

					4,916,271		5,496,614

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	0.00~0.55		158,180		52,186
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.27~4.45		3,831,929		4,312,614
	Other borrowings	The Korea Finance Corporation	1.01~1.38		3,166		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		1,858,191		2,407,892

					5,851,466		6,777,887

				￦	10,767,737	￦	12,274,501

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of bonds sold under repurchase agreements and others as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	0.74~3.69	￦	608,156	￦	1,003,348
Bills sold	Counter sale	1.60~2.70		77,470		90,683

			￦	685,626	￦	1,094,031

The details of call money as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2013		2012

Call money in Korean won	The Korea Development Bank and others	2.32~2.62	￦	1,649,400	￦	2,018,100
Call money in foreign currencies	Central bank Uzbekistan and others	0.17~5.23		998,568		578,826

			￦	2,647,968	￦	2,596,926

Call money and borrowings from financial institutions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total
Call money	￦	1,001	￦	1,970,567	￦	676,400	￦	2,647,968
Borrowings		557,998		5,901,018		630,733		7,089,749

	￦	558,999	￦	7,871,585	￦	1,307,133	￦	9,737,717

(In millions of Korean won)	2012
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,546,839		1,438,969		8,767,595

	￦	781,787	￦	7,978,665	￦	2,604,069	￦	11,364,521

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

22.	Debentures

The details of debentures as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2013		2012
Debentures in Korean won
Hybrid capital instrument	—	￦	—	￦	100,000
Structured debentures	0.40 ~ 8.62		1,499,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.70		8,648,474		7,921,510
Fixed rate debentures in Korean won	2.62 ~ 5.04		12,057,142		10,145,218
Floating rate debentures in Korean won	2.82 ~ 10.39		1,505,858		1,169,158

			23,710,712		21,035,124

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(31,577)		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			81,369		52,572

			49,792		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(16,615)		(15,647)

			23,743,889		21,108,466

Debentures in foreign currencies
Floating rate debentures	1.11 ~ 1.64		1,143,360		759,783
Fixed rate debentures	0.40 ~ 7.25		2,335,059		2,553,814

			3,478,419		3,313,597

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(42,195)		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(130,011)		(69,060)

			(172,206)		(137,272)

Discount or premium on debentures in foreign currencies
Discount on debentures			(10,568)		(14,579)

			3,295,645		3,161,746

		￦	27,039,534	￦	24,270,212

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The changes in debentures based on face value for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(248,286)		(24,750)		8,648,474
Fixed rate debentures in Korean won		10,145,218		7,716,400		(5,791,683)		(12,793)		12,057,142
Floating rate debentures in Korean won		1,169,158		760,600		(423,900)		—		1,505,858

		21,035,124		9,577,000		(6,863,869)		(37,543)		23,710,712

Debentures in foreign currencies
Floating rate debentures		759,783		537,850		(176,050)		21,777		1,143,360
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		3,313,597		1,195,315		(948,414)		(82,079)		3,478,419

	￦	24,348,721	￦	10,772,315	￦	(7,812,283)	￦	(119,622)	￦	27,189,131

(In millions of Korean won)	2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,824,730		(1,898,791)		—		7,921,510
Fixed rate debentures in Korean won		10,791,612		6,188,093		(6,834,487)		—		10,145,218
Floating rate debentures in Korean won		904,258		865,900		(601,000)		—		1,169,158

		23,215,679		9,188,723		(11,369,278)		—		21,035,124

Debentures in foreign currencies
Floating rate debentures		1,309,606		198,478		(682,622)		(65,679)		759,783
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		4,014,773		1,232,640		(1,725,614)		(208,202)		3,313,597

	￦	27,230,452	￦	10,421,363	￦	(13,094,892)	￦	(208,202)	￦	24,348,721

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

23.	Provisions

The details of provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Provisions for unused loan commitments	￦	226,110	￦	236,026
Provisions for acceptances and guarantees		209,118		208,753
Provisions for financial guarantee contracts		2,699		7,383
Provisions for asset retirement obligation		76,608		65,226
Other		163,538		152,341

	￦	678,073	￦	669,729

Provisions for unused loan commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	42,446,365	￦	101,455	0.24
Retail loan commitments		13,976,426		38,385	0.27
Credit line on credit cards		37,112,333		86,270	0.23

	￦	93,535,124	￦	226,110	0.24

(In millions of Korean won)	2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	40,770,994	￦	106,025	0.26
Retail loan commitments		14,348,821		41,273	0.29
Credit line on credit cards		36,214,899		88,728	0.25

	￦	91,334,714	￦	236,026	0.26

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Provisions for acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,569	￦	42,604	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,036		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

	￦	9,804,692	￦	209,118	2.13

(In millions of Korean won)	2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,128	￦	33,554	2.15
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

	￦	9,418,281	￦	208,753	2.22

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		(164)		(961)		(1,125)
Provision(reversal)		(9,752)		1,326		(8,426)

Ending	￦	226,110	￦	209,118	￦	435,228

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		(770)		(10,219)		(10,989)
Provision(reversal)		(22,631)		(68,777)		(91,408)
Others		—		(23,753)		(23,753)

Ending	￦	236,026	￦	208,753	￦	444,779

The changes in provisions for financial guarantee contracts for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	7,383	￦	7,959
Provision(reversal)		(4,684)		(576)

Ending	￦	2,699	￦	7,383

The changes in provisions for asset retirement obligation for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	65,226	￦	60,059
Provision		3,972		4,115
Reversal		(226)		—
Used		(2,475)		(1,296)
Unwinding of discount		2,203		2,483
Effects of changes in discount rate		7,908		(135)

Ending	￦	76,608	￦	65,226

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of other provisions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Membership rewards program	￦	5,402	￦	11,108
Dormant accounts		16,839		16,028
Litigations		23,455		21,215
Others		117,842		103,990

	￦	163,538	￦	152,341

The changes in other provisions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		13,473		10,596		4,800		18,026		46,895
Decrease		(19,179)		(9,785)		(2,560)		(4,174)		(35,698)

Ending	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538

(In millions of Korean won)
	2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		15,958		13,998		18,073		51,799		99,828
Decrease		(18,345)		(9,262)		(46,144)		(32,528)		(106,279)

Ending	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341

24.	Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		172,857		—		172,857
Interest cost(income)		33,282		(30,321)		2,961
Past service cost		1,005		—		1,005
Gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		563		—		563
Actuarial gains and losses by changes in financial assumptions		(62,793)		—		(62,793)
Actuarial gains and losses by experience adjustments		7,066		—		7,066
Return on plan assets (excluding amounts included in interest income)		—		1,096		1,096
Contributions		—		(132,870)		(132,870)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(34,814)		34,772		(42)
Payments from the Group		(4,590)		—		(4,590)
Transfer in		2,551		(2,315)		236
Transfers out		(2,551)		2,314		(237)
Effect of exchange rate changes		(94)		—		(94)
Business combination		117		—		117

Ending	￦	985,195	￦	(920,722)	￦	64,473

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	727,760	￦	(600,323)	￦	127,437
Current service cost		154,552		—		154,552
Interest cost(income)		31,158		(25,785)		5,373
Past service cost		12,855		—		12,855
Gain or loss on settlement		(389)		—		(389)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(30,879)		—		(30,879)
Actuarial gains and losses by changes in financial assumptions		51,321		—		51,321
Actuarial gains and losses by experience adjustments		20,741		—		20,741
Return on plan assets (excluding amounts included in interest income)		—		(1,243)		(1,243)
Contributions		—		(248,656)		(248,656)
Payments from plans (settlement)		(541)		221		(320)
Payments from plans (benefit payments)		(17,253)		17,253		—
Payments from the Group		(6,907)		—		(6,907)
Transfer in		2,198		(1,944)		254
Transfers out		(2,198)		1,867		(331)
Effect of exchange rate changes		(85)		—		(85)

Ending	￦	942,333	￦	(858,610)	￦	83,723

The details of the net defined benefit liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Present value of defined benefit obligation	￦	985,195	￦	942,333
Fair value of plan assets		(920,722)		(858,610)
Net Defined benefit liabilities		64,473		83,723

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Current service cost	￦	172,857	￦	154,552
Past service cost		1,005		12,855
Gain or loss on settlement		(4,244)		(389)
Net interest expenses of net defined benefit liabilities		2,961		5,373

Post-employment benefits[1]	￦	172,579	￦	172,391

[1]	Post-employment benefits amounting to ￦1,471 million and ￦883 million for the years ended December 31, 2013 and 2012, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(1,096)	￦	1,243
Actuarial gains and losses		55,165		(41,184)
Income tax effects		(13,085)		9,669

Remeasurements after income tax	￦	40,984	￦	(30,272)

Plan assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	915,584	￦	915,584
Repurchase agreements		—		5,138		5,138

	￦	—	￦	920,722	￦	920,722

(In millions of Korean won)	2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	858,610	￦	858,610

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Key actuarial assumptions used as of December 31, 2013 and 2012, are as follows:

	2013	2012
Discount rate (%)	2.90 ~ 4.00	3.00 ~ 3.64
Salary increase rate (%)	0.00 ~ 8.90	0.00 ~ 8.90
Turnover (%)	0.00 ~ 32.00	0.00 ~ 32.00

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2013, is as follows:

		Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5	5.02 decrease	5.41 increase
Salary increase rate (%)	0.5	5.05 increase	4.81 decrease
Turnover (%)	0.5	0.24 decrease	0.18 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	21,096	￦	58,558	￦	248,744	￦	782,831	￦	3,532,620	￦	4,643,849

The weighted average duration of the defined benefit obligation is 1 ~ 14.4 years.

Expected contribution to plan assets for period post-December 31, 2013, is estimated to be approximately ￦180,618 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

25.	Other liabilities

The details of other liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Other financial liabilities
Other payables	￦	4,582,344	￦	4,327,788
Prepaid card and debit card		18,527		18,165
Accrued expenses		4,053,809		4,444,807
Financial guarantee liabilities		11,797		7,153
Deposits for letter of guarantees and others		108,786		114,171
Domestic exchange settlement credits		998,928		167,842
Foreign exchanges settlement credits		83,237		52,456
Borrowings from other business account		7,911		34,367
Other payables from trust accounts		2,423,675		2,009,396
Liability Incurred by agency relationship		532,157		499,249
Account for agency businesses		384,921		402,290
Dividend payables		485		489
Other payables from factored receivables		42,924		78,025
Others		13,413		29,740

		13,262,914		12,185,938

Other non-financial liabilities
Other payables		44,982		28,712
Unearned revenue		123,033		117,135
Accrued expenses		191,513		222,920
Deferred revenue on credit card points		117,659		111,838
Withholding taxes		111,975		121,688
Insurance liabilities		5,599,043		4,837,166
Separate account liabilities		702,757		661,782
Others		82,353		40,561

		6,973,315		6,141,802

	￦	20,236,229	￦	18,327,740

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

26.	Equity

26.1	Share capital

The details of outstanding shares of the Parent Company as of December 31, 2013 and 2012, are as follows:

	Ordinary shares
	2013		2012
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

26.2	Capital surplus

The details of capital surplus as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,553		4,182,248

	￦	15,854,605	￦	15,840,300

26.3	Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(53,507)
Exchange differences on translating foreign operations		(29,433)		(27,061)
Change in value of available-for-sale financial assets		430,976		426,354
Change in value of held-to-maturity financial assets		4,904		(1,225)
Shares of other comprehensive income of associates		(57,097)		(47,286)
Cash flow hedges		(515)		(2,133)

	￦	336,312	￦	295,142

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

26.4	Retained earnings

The details of retained earnings as of December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Legal reserves[1]	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		6,359,518		5,395,405

	￦	7,530,156	￦	6,501,419

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,279,905	￦	2,146,150
Non-controlling interests		—		1,184

	￦	2,279,905	￦	2,147,334

The adjustments to the regulatory reserve for credit losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won, except earnings per share)	2013		2012

Provision(reversal) of regulatory reserve for credit losses	￦	133,755	￦	326,192
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		1,126,754		1,404,842
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		2,916		3,636
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		2,904		3,625

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

27.	Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Interest income
Due from financial institutions	￦	146,105	￦	160,400
Loans		10,778,258		12,310,713
Financial investments
Available-for-sale financial assets		694,218		799,020
Held-to-maturity financial assets		574,586		626,763
Other		163,763		313,210

		12,356,930		14,210,106

Interest expenses
Deposits		4,279,153		5,450,781
Debts		289,652		394,812
Debentures		1,190,446		1,261,542
Other		74,847		65,188

		5,834,098		7,172,323

Net interest income	￦	6,522,832	￦	7,037,783

Interest income recognized on impaired loans and financial investments amounts to ￦127,120 million (2012: ￦124,183 million) and ￦569 million (2012: ￦200 million), respectively, for the year ended December 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

28.	Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Fee and commission income
Banking activity fees	￦	167,507	￦	169,244
Lending activity fees		90,413		89,964
Credit card related fees and commissions		1,126,944		1,179,618
Debit card related fees and commissions		255,742		217,870
Agent activity fees		207,036		285,183
Trust and other fiduciary fees		160,521		148,672
Fund management related fees		93,494		81,477
Guarantee fees		34,173		33,594
Foreign currency related fees		102,047		108,611
Commissions from transfer agent services		177,793		174,829
Other business account commission on consignment		29,799		30,354
Securities brokerage fees		68,158		67,858
Other		143,738		166,602

		2,657,365		2,753,876

Fee and commission expense
Trading activity related fees[1]		9,358		14,963
Lending activity fees		18,791		20,466
Credit card related fees and commissions		934,114		997,368
Outsourcing related fees		74,516		62,546
Foreign currency related fees		12,561		11,638
Management fees of written-off loans		4,065		3,284
Other		124,721		76,905

		1,178,126		1,187,170

Net fee and commission income	￦	1,479,239	￦	1,566,706

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

29.	Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1	Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	340,601	￦	462,456
Equity securities		109,698		117,103

		450,299		579,559

Derivatives held for trading
Interest rate		1,090,262		948,426
Currency		2,524,173		2,718,568
Stock or stock index		218,509		685,454
Commodity		1,336		486
Other		20,825		20,668

		3,855,105		4,373,602

Financial liabilities held for trading		95,382		69,866
Other financial instruments		70		48

	￦	4,400,856	￦	5,023,075

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	118,362	￦	72,078
Equity securities		81,733		70,852

		200,095		142,930

Derivatives held for trading
Interest rate		1,076,647		962,738
Currency		2,007,454		2,274,799
Stock or stock index		224,019		665,037
Commodity		182		506
Other		2,343		14,651

		3,310,645		3,917,731

Financial liabilities held for trading		110,114		113,929
Other financial instruments		29		35

	￦	3,620,883	￦	4,174,625

Net gains or losses on financial instruments held for trading	￦	779,973	￦	848,450

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

29.2	Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	23,760	￦	117,213
Financial liabilities designated at fair value through profit or loss		20,846		5,230

		44,606		122,443

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		14,754		6,753
Financial liabilities designated at fair value through profit or loss		53,003		152,176

		67,757		158,929

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(23,151)	￦	(36,486)

30.	Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	867	￦	480
Gains on sale of available-for-sale financial assets		189,011		149,925

		189,878		150,405

Gains on foreign exchange transactions		1,387,450		1,093,904
Income related to insurance		1,233,773		1,730,466
Dividend income		64,441		69,023
Others		261,886		242,169

		3,137,428		3,285,967

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		65		11
Loss on sale of available-for-sale financial assets		25,157		16,884
Impairment on available-for-sale financial assets		163,464		280,610

		188,686		297,505

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		5		154
		5		154
Loss on foreign exchanges transactions		1,667,335		1,410,525
Expense related to insurance		1,358,830		1,822,178
Others		1,227,337		1,287,547

		4,442,193		4,817,909

Net other operating income (expenses)	￦	(1,304,765)	￦	(1,531,942)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

31.	General and administrative expenses

31.1	General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,641,326	￦	1,598,045
Salaries and short-term employee benefits - others		677,107		657,473
Post-employment benefits - defined benefit plans		171,108		171,508
Post-employment benefits - defined contribution plans		7,094		5,463
Termination benefits		19,714		(3,960)
Share-based payments		17,289		13,871

		2,533,638		2,442,400

Depreciation and amortization
Other general and administrative expenses		286,756		328,152
Rental expense		290,886		276,769
Tax and dues		141,274		72,111
Communication		55,549		53,549
Electricity and utilities		26,315		24,898
Publication		19,259		20,764
Repairs and maintenance		14,615		13,426
Vehicle		11,816		12,114
Travel		5,722		5,526
Training		19,498		22,443
Service fees		104,210		105,972
Others		474,026		467,486

		1,163,170		1,075,058

	￦	3,983,564	￦	3,845,610

31.2	Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2013, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			1,865,000

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2013 and 2012, are as follows:

(In Korean won, except shares)
	2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.23
Series 20		25,613		—		25,613		25,613	81,900	0.32
Series 21		18,987		—		18,987		18,987	76,600	0.82
Series 22		657,498		—		657,498		657,498	77,100	1.11
Series 23		15,246		—		15,246		15,246	84,500	1.22

		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

(In Korean won, except shares)
	2012
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 12		54,250		54,250		—		—	—	—
Series 13-1		20,000		20,000		—		—	—	—
Series 15-1		125,362		—		125,362		125,362	54,656	0.21
Series 15-2		440,928		—		440,928		440,928	46,800	0.21
Series 17		29,441		—		29,441		29,441	49,200	0.56
Series 18		7,212		—		7,212		7,212	53,000	0.64
Series 19		751,651		—		751,651		751,651	77,063	1.23
Series 20		25,613		—		25,613		25,613	81,900	1.32
Series 21		18,987		—		18,987		18,987	76,600	1.82
Series 22		657,498		—		657,498		657,498	77,100	2.11
Series 23		15,246		—		15,246		15,246	84,500	2.22

		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price	Weighted average exercise price	Expected volatility (%)	Option’s expected life (Years)	Expected dividends	Risk free interest rate (%)	Fair value
Series 19 (Directors)	40,700	76,726	10.99	0.11	57	2.67	—
Series 19 (Employees)	40,700	77,390	10.99	0.11	57	2.67	—
Series 20 (Employees)	40,700	81,900	15.65	0.16	81	2.67	—
Series 21 (Employees)	40,700	76,600	22.52	0.41	205	2.67	—
Series 22 (Directors)	40,700	77,100	23.67	0.55	275	2.67	—
Series 22 (Employees)	40,700	77,100	27.42	0.23	116	2.67	—
Series 23 (Non-executive directors)	40,700	84,500	22.76	0.61	304	2.67	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,8]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]

		471,758

(Kookmin Bank)
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,8]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 38	2012.01.01	171,100	Services fulfillment, Non-market performance [7,8]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 41	2012.08.02	37,513	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 47	2013.07.01	10,298	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 48	2013.07.23	74,666	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 49	2013.07.24	109,420	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 50	2013.07.24	82,926	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 51	2013.07.25	9,180	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Grant deferred in 2010	—	5,240	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied
Grant deferred in 2013	—	25,273	Satisfied

		968,397

(Other subsidiaries)
Share granted in 2010		4,129	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		211,430

		1,651,585

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.
[4]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.
[6]	The number of granted shares to be compensated is not linked to performance, but fixed.
[7]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of Kookmin Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.
[8]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	3,082	Satisfied
Share granted in 2011	2011.01.01	12,856	Satisfied
Share granted in 2012	2012.01.01	22,349	Satisfied
Share granted in 2013	2013.01.01	21,835	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	27,548	Satisfied
Share granted in 2011	2011.01.01	94,822	Satisfied
Share granted in 2012	2012.01.01	155,466	Satisfied
Share granted in 2013	2013.01.01	174,304	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 2-3	0.24	2.67	—	42,113
Series 3-1	0.25	2.67	—	40,662
Series 3-2	0.25~1.00	2.67	—	40,662~42,844
Series 3-3	0.25	2.67	—	40,662
Series 4-1	0.53~2.53	2.67	—	42,562~43,760
Series 4-2	0.53~2.53	2.67	—	42,562~43,760
Series 4-3	0.25~2.00	2.67	37,117	37,117~43,343
Series 4-4	0.25~2.00	2.67	37,117	40,662~43,343
Series 4-5	0.25~2.00	2.67	37,117	40,662~43,343
Series 5-1	0.25~1.00	2.67	—	40,662~42,844
Series 6-1	0.25~3.00	2.67	—	40,429~44,160
Series 7-1	0.25~3.00	2.67	—	40,429~44,160
Series 8-1	0.25~3.00	2.67	—	40,429~44,160
Series 9-1	2.00~5.00	2.76	20,402	41,154~45,144

(Kookmin Bank)
Series 32	0.25~2.97	2.67	—	39,923~44,228
Series 33	0.25~3.00	2.67	—	40,662~44,160
Series 34	0.25~3.00	2.67	—	40,662~44,160
Series 36	0.25~3.00	2.67	—	40,662~44,160
Series 37	0.25~3.00	2.67	—	40,662~44,160
Series 38	0.25~3.00	2.67	—	40,662~44,160
Series 39	0.25~3.00	2.67	—	40,662~44,160
Series 40	0.25~3.00	2.67	—	40,662~44,160
Series 41-1	0.58~4.00	2.67	10,272	42,844~44,477
Series 41-2	0.25~3.00	2.67	—	40,662~44,160
Series 42	0.25~3.00	2.67	—	40,662~44,160
Series 43	0.90~4.00	2.67	3,421	42,844~44,477
Series 44	0.25~3.00	2.67	—	40,662~44,160
Series 45-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 45-2	0.25~3.00	2.67	—	40,662~44,160
Series 46-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 46-2	0.25~3.00	2.67	—	40,662~44,160
Series 47	0.25~3.00	2.67	—	40,662~44,160
Series 48	1.56~5.00	2.72	21,274	43,343~45,144
Series 49-1	1.56~5.00	2.72	21,255	43,343~45,144
Series 49-2	0.25~3.00	2.67	28,655	40,662~44,160
Series 50	1.56~5.00	2.72	21,255	43,343~45,144

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Series 51	1.56~5.00	2.72	21,050	43,343~45,144
Series 52	1.58~5.00	2.73	21,307	43,343~45,144
Grant deferred in 2010	0.25~1.00	2.67	—	40,662~42,844
Grant deferred in 2011	0.25~1.00	2.67	—	40,662~42,844
Grant deferred in 2012	0.25~2.00	2.67	—	40,662~43,343
Grant deferred in 2013	0.45~2.45	2.67	—	42,492~43,760

(Other subsidiaries)
Share granted in 2010	0.25	2.67	—	40,429~42,113
Share granted in 2011	0.25~0.35	2.67	0~10	40,429~42,148
Share granted in 2012	1.00~1.54	2.67~2.72	8,732~18,607	41,418~41,747
Share granted in 2013	0.25~2.75	2.67~2.86	8,990~22,079	34,513~41,747
Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2011	0.25~1.00	2.67	—	40,662~42,844
Share granted in 2012	0.25~2.00	2.67	—	40,662~43,343
Share granted in 2013	1.00~3.00	2.67	—	42,844~44,160
(Kookmin Bank)
Share granted in 2011	0.25~1.00	2.67	—	40,662~42,844
Share granted in 2012	0.25~2.00	2.67	—	40,662~43,343
Share granted in 2013	1.00~3.00	2.67	—	40,662~44,160

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2013, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2013 and 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦48,423 million and ￦37,858 million, respectively, and the compensation costs amounting to ￦17,289 million and ￦13,871 million were recognized as an expense for the years ended December 31, 2013 and 2012, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

32.	Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other non-operating income
Gains of disposal in property and equipment	￦	819	￦	5,840
Rent received		8,615		4,349
Others		101,848		50,666

		111,282		60,855

Other non-operating expenses
Losses of disposal in property and equipment		928		426
Donation		59,760		80,446
Restoration cost		909		945
Others		61,994		97,310

		123,591		179,127

Net other non-operating income(expense)	￦	(12,309)	￦	(118,272)

33.	Income tax expenses

Income tax expense for the years ended December 31, 2013 and 2012, consist of:

(In millions of Korean won)	2013		2012
Tax payable
Current tax expense	￦	569,449	￦	695,135
Adjustments recognized in the period for current tax of prior years		86,931		18,017

		656,380		713,152

Changes in deferred income tax assets (liabilities)		(89,477)		(87,494)

Income tax recognized directly in equity		(7,539)		(67,147)
Remeasurements of net defined benefit liabilities		(13,085)		9,663
Change in value of available-for-sale financial assets		7,942		(77,956)
Change in value of held-to-maturity financial assets		(1,787)		(240)
Share of other comprehensive income of associates		9		390
Cash flow hedges		(618)		1,025
Others		—		(29)

Others		(7,778)		—

Tax expense	￦	551,586	￦	558,511

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013		2012
Net profit before income tax	￦	1,815,291	￦	2,298,644

Tax at the applicable tax rate1	￦	438,838	￦	555,810
Non-taxable income		(17,716)		(6,291)
Non-deductible expense		33,489		13,263
Tax credit and tax exemption		(1,417)		(187)
Temporary difference for which no deferred tax is recognized		47,138		1,633
Deferred tax relating to changes in recognition and measurement		2,828		(7,289)
Income tax refund for tax of prior years		41,322		(19,870)
Income tax expense of overseas branch		4,796		16,929
Effects from change in tax rate		(871)		941
Others		3,179		3,572

Tax expense	￦	551,586	￦	558,511

Average effective tax rate (Income tax expense / Profit before tax) (%)		30.39		24.30

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2013 and 2012.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(99,524)	￦	82,057	￦	(17,467)
Income tax payables		293,320		(82,057)		211,263

(In millions of Korean won)	2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(429,676)	￦	415,156	￦	(14,520)
Income tax payables		679,822		(415,156)		264,666

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

34.	Dividends

The dividends paid to the shareholders of the Parent Company in 2013 and 2012 were ￦231,811 million (￦600 per share) and ￦278,173 million (￦720 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, is to be proposed at the annual general shareholder’s meeting on March 28, 2014. The Group’s consolidated financial statements as of December 31, 2013, do not reflect this dividend payable.

35.	Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	54,069	￦	—	￦	(13,085)	￦	(12,523)
Exchange differences on translating foreign operations		(27,061)		(2,372)		—		—		(29,433)
Change in value of available-for-sale financial assets		426,354		198,798		(202,118)		7,942		430,976
Change in value of held-to-maturity financial assets		(1,225)		1,005		6,911		(1,787)		4,904
Shares of other comprehensive income of associates		(47,286)		(9,765)		(55)		9		(57,097)
Cash flow hedges		(2,133)		(2,991)		5,227		(618)		(515)

	￦	295,142	￦	238,744	￦	(190,035)	￦	(7,539)	￦	336,312

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(23,254)	￦	(39,916)	￦	—	￦	9,663	￦	(53,507)
Exchange differences on translating foreign operations		(1,464)		(25,597)		—		—		(27,061)
Change in value of available-for-sale financial assets		191,752		383,043		(70,485)		(77,956)		426,354
Change in value of held-to-maturity financial assets		(1,652)		671		(4)		(240)		(1,225)
Shares of other comprehensive income of associates		(3,023)		(44,605)		(48)		390		(47,286)
Cash flow hedges		(1,320)		(26,838)		25,000		1,025		(2,133)

	￦	161,039	￦	246,758	￦	(45,537)	￦	(67,118)	￦	295,142

36.	Earnings per share

36.1	Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2013 and 2012.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In number of shares)	2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding [(B) =(A)/366]			386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	2013

Profit attributable to ordinary shares (C)	￦	1,260,509,261,925
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,263

(in Korean won and in number of shares)	2012

Profit attributable to ordinary shares (C)	￦	1,731,033,767,411
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	4,480

36.2	Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	2013

Profit attributable to ordinary shares	￦	1,260,509,261,925
Adjustment		—
Adjusted profit for diluted earnings per share	￦	1,260,509,261,925

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In Korean won)	2012

Profit attributable to ordinary shares	￦	1,731,033,767,411
Adjustment		—
Adjusted profit for diluted earnings per share	￦	1,731,033,767,411

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2013	2012

Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,639,306	1,193,606
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,990,999	387,545,299

Diluted earnings per share:

(in Korean won and in number of shares)	2013

Adjusted profit for diluted earnings per share	￦	1,260,509,261,925
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	3,249

(in Korean won and in number of shares)	2012

Adjusted profit for diluted earnings per share	￦	1,731,033,767,411
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,545,299
Diluted earnings per share	￦	4,467

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

37.	Insurance Contracts

37.1	Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Individual insurance
Pure Endowment insurance	￦	3,861,364	￦	3,281,701
Death insurance		85,123		63,821
Joint insurance		1,634,590		1,470,755
Group insurance		1,339		1,285
Other		16,627		19,604

	￦	5,599,043	￦	4,837,166

The changes in insurance liabilities for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Individual insurance						Group insurance		Others[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166
Provision		579,663		21,302		163,835		54		(2,977)		761,877

Ending	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043

(In millions of Korean won)
	2012
	Individual insurance						Group insurance		Others[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Ending	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

37.2	Insurance assets

The details of insurance assets presented within other assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Reinsurance assets	￦	5,245	￦	3,751
Deferred acquisition costs		151,909		151,925

	￦	157,154	￦	155,676

The changes in reinsurance assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	3,751	￦	2,146
Increase (decrease)		1,494		1,605

Ending	￦	5,245	￦	3,751

The changes in deferred acquisition costs for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	151,925	￦	126,304
Increase		102,702		106,959
Amortization		(102,718)		(81,338)

Ending	￦	151,909	￦	151,925

37.3	Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	795,031	￦	41,389	￦	336,540	￦	5,019	￦	42,474	￦	1,220,453
Reinsurance premiums paid		(480)		(3,854)		(278)		(2,177)		(7,302)		(14,091)

Net premiums earned	￦	794,551	￦	37,535	￦	336,262	￦	2,842	￦	35,172	￦	1,206,362

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	1,307,974	￦	19,547	￦	352,482	￦	3,967	￦	39,081	￦	1,723,051
Reinsurance premiums paid		(196)		(2,637)		(133)		(892)		(8,354)		(12,212)

Net premiums earned	￦	1,307,778	￦	16,910	￦	352,349	￦	3,075	￦	30,727	￦	1,710,839

The details of reinsurance transactions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	4,612	￦	3,850	￦	466	￦	4,316
Group		2,177		2,124		220		2,344
Others		7,302		6,660		—		6,660

	￦	14,091	￦	12,634	￦	686	￦	13,320

(In millions of Korean won)
	2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	2,966	￦	1,150	￦	1,000	￦	2,150
Group		892		1,138		—		1,138
Others		8,354		4,127		—		4,127

	￦	12,212	￦	6,415	￦	1,000	￦	7,415

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Insurance expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	6,557	￦	2,287	￦	1,085	￦	4,922	￦	5,645	￦	20,496
Dividend expense		295		13		—		—		—		308
Refund expense		259,710		5,257		185,286		351		—		450,604
Provision		579,663		21,302		163,835		54		(2,977)		761,877

		846,225		28,859		350,206		5,327		2,668		1,233,285

Reinsurance claims		(204)		(3,592)		(54)		(2,124)		(6,660)		(12,634)

Net insurance expense	￦	846,021	￦	25,267	￦	350,152	￦	3,203	￦	(3,992)	￦	1,220,651

(In millions of Korean won)	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	2,659	￦	1,637	￦	6,232	￦	2,775	￦	2,423	￦	15,726
Dividend expense		154		12		—		—		—		166
Refund expense		202,965		4,043		183,061		215		—		390,284
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

		1,327,945		15,505		358,909		4,009		5,538		1,711,906

Reinsurance claims		(184)		(898)		(68)		(1,138)		(4,127)		(6,415)

Net insurance expense	￦	1,327,761	￦	14,607	￦	358,841	￦	2,871	￦	1,411	￦	1,705,491

37.4	Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	10,969	￦	5,431
Disability		660		370
Hospitalization		861		600
Operation and diagnosis		1,731		1,164
Actual losses for medical expense		243		132
Other		89		68

	￦	14,553	￦	7,765

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	8,016	￦	5,905
Disability		509		176
Hospitalization		821		507
Operation and diagnosis		1,914		911
Actual losses for medical expense		121		43
Other		86		66

	￦	11,467	￦	7,608

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2013 and 2012, were 69% and 68%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	￦	540,797	￦	4,058	￦	524,903	￦	3,937
Variable universal		132,413		135		117,397		59
Others		1,443		—		—		—

	￦	674,653	￦	4,193	￦	642,300	￦	3,996

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	￦	259,324	￦	324,305	￦	1,570,009	￦	294,058	￦	426,287	￦	2,653,510	￦	5,527,493
Unearned premium reserves		642		1		3		—		2		3		651

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
Premium reserves	￦	156,070	￦	276,101	￦	1,615,643	￦	270,973	￦	345,853	￦	2,109,936	￦	4,774,576
Unearned premium reserves		741		—		2		—		2		4		749

38.	Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013				2012
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	￦	3,462,823	￦	138,479	￦	3,280,238	￦	154,604
Unconsolidated		22,541,883		1,073,136		19,532,521		1,053,690

	￦	26,004,706	￦	1,211,615	￦	22,812,759	￦	1,208,294

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Revenues
Fees and commissions from trust accounts	￦	160,521	￦	148,673
Interest income from loans on trust accounts		10,999		16,071
Commissions from early termination in trust accounts		69		161

		171,589		164,905

Expenses
Interest expenses due to trust accounts		62,543		51,166

Assets
Accrued trust fees		42,795		33,878
Due from trust accounts		165,709		206,138

		208,504		240,016

Liabilities
Due to trust accounts		2,423,675		2,009,396
Accrued interest on due to trust accounts		4,576		4,074

	￦	2,428,251	￦	2,013,470

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

39.	Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Cash	￦	1,963,977	￦	2,041,647
Checks with other banks		734,574		808,461
Due from Bank of Korea		7,128,025		3,215,181
Due from other financial institutions		4,966,078		4,527,316

		14,792,654		10,592,605

Restricted due from financial institutions		(7,665,903)		(3,643,387)
Due from financial institutions with original maturities over three-months		(957,565)		(361,913)

		(8,623,468)		(4,005,300)

	￦	6,169,186	￦	6,587,305

Significant non-cash transactions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Decrease in loans due to the write-offs	￦	2,132,066	￦	2,197,135
Changes in accumulated other comprehensive income due to valuation of financial investments		(3,591)		245,757
Changes in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		28,779		—
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		115,716		—
Decrease in Accumulated other comprehensive income from measurement of investment securities in associates		(9,811)		(44,263)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	2013		2012
Income tax paid	Operating	￦	504,900	￦	838,073
Interest received	Operating		12,749,214		14,494,389
Interest paid	Operating		6,407,081		7,247,429
Dividends received	Operating		98,579		96,587
Dividends paid	Financing		231,811		278,173

40.	Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		448,906		546,480
Other acceptances and guarantees		782,646		1,017,631

		1,231,569		1,564,128

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		281,049		204,764
Letter of guarantees		57,596		66,535
Bid bond		24,212		85,228
Performance bond		999,872		529,088
Refund guarantees		2,263,202		2,172,006
Other acceptances and guarantees		906,105		552,015

		4,532,036		3,609,636

Financial guarantees

Guarantees for Debenture-Issuing		20,200		—
Acceptances and guarantees for mortgage		43,272		45,123
Overseas debt guarantees		319,080		238,670
International financing guarantees in foreign currencies		41,896		21,422

		424,448		305,215

		6,188,053		5,478,979

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,265,906		3,326,326
Refund guarantees		775,181		918,191

		4,041,087		4,244,517

	￦	10,229,140	￦	9,723,496

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Acceptances and guarantees by counter party as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,998,062	￦	2,723,162	￦	7,721,224	75.48
Small companies		1,029,039		623,803		1,652,842	16.16
Public and others		160,952		694,122		855,074	8.36

	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

(In millions of Korean won)	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,237,305	￦	2,450,719	￦	6,688,024	68.78
Small companies		1,185,994		763,254		1,949,248	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

Acceptances and guarantees by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	145,197	￦	3,924	￦	149,121	1.46
Manufacturing		3,867,870		2,270,254		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Whole sale & Retail		1,083,264		745,658		1,828,922	17.88
Construction		484,764		244,727		729,491	7.13
Public sector		72,583		635,326		707,909	6.92
Others		10,677		25,488		36,165	0.35

	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

(In millions of Korean won)	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,542		2,198,617		5,461,159	56.16
Service		389,831		33,815		423,646	4.36
Whole sale & Retail		924,602		725,224		1,649,826	16.97
Construction		754,876		284,448		1,039,324	10.69
Public sector		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.56

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Commitments as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Commitments
Corporate loan commitments	￦	42,446,365	￦	40,770,994
Retail loan commitments		13,976,426		14,348,821
Credit line on credit cards		37,112,333		36,214,899
Private placement commitments		80,000		80,000
Purchase of other security investment		1,806,908		1,778,767

		95,422,032		93,193,481

Financial Guarantees
Credit line		2,572,424		1,141,554
Purchase of security investment		100,500		62,500

		2,672,924		1,204,054

	￦	98,094,956	￦	94,397,535

Other Matters (including litigation)

a) The Group has filed 164 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦797,816 million, and faces 288 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦532,098 million, which arose in the normal course of the business and are still pending as of December 31, 2013.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. Of the cases currently on trial, the Court has ruled in favor of Kookmin Bank, and where the case has been appealed, these appeals were subsequently dismissed. Based on these rulings, there is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦57,159 million and ￦116,633 million as of December 31, 2013 and 2012, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2013.

e) During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦113,699 million, excluding local income taxes, and recognized local income taxes amounting to ￦10,658 million as other payables. In October 2013, the Group appealed to the tax tribunal the ￦116,257 million in fines.

f) The Group filed a claim for rectification of foreign income tax paid of Kookmin Bank for the fiscal years 2010 to 2011. The claim was ruled in favor of the Group in January 2014 and a refund of ￦15,772 million was received from the Seoul Regional Tax Office. The refund will belong to Kookmin Bank.

g) KB Kookmin Card suffered massive leakage of customer personal information in June 2013. This leakage was caused by an employee of outsourced subcontractor who was setting up a fraud detection system for KB Kookmin Card. Consequently, as at the date on which the Board of Directors approved the financial statements, KB Kookmin Card is subject to claims from five plaintiffs, with an aggregated claim of ￦34 million. Additional lawsuits may be filed against the Group with respect to the leakage of customer personal information, and the final outcomes of such litigations remain uncertain.

h) The Group was chosen as the preferred bidder in the sale of Woori Financial Co., Ltd. on December 6, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

41.	Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	Yehansoul Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 82 and 28 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and five others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Kookmin Bank	Hanbando BTL Private Special Asset Fund[2]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund[2]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)[2]	48.20	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1	57.14	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 2	—	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The condensed financial information of major subsidiaries as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, is as follows:

(In millions of Korean won)
	2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total comprehensive income(loss) for the year
Kookmin Bank[1]	￦	265,258,942	￦	244,641,628	￦	20,617,314	￦	17,461,406	￦	819,719	￦	883,258
KB Kookmin Card Co., Ltd.[1]		15,854,992		12,385,131		3,469,861		2,990,037		384,411		390,228
KB Investment & Securities Co., Ltd.		2,525,070		1,973,888		551,182		577,649		11,856		5,436
KB Life Insurance Co., Ltd.[1]		6,945,605		6,396,477		549,128		1,457,365		9,098		(23,209)
KB Asset Management Co., Ltd.[1]		237,907		36,335		201,572		103,401		74,685		74,560
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		46,524		2,110		2,835
KB Investment Co., Ltd.[1]		241,227		110,640		130,587		34,497		6,078		7,145
KB Credit Information Co., Ltd.		30,142		7,687		22,455		43,627		(336)		(336)
KB Data System Co., Ltd.		21,753		6,880		14,873		50,440		19		115
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		47,865		(301)		(1,482)
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		4,791		(5,331)		(5,259)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total comprehensive income(loss) for the year
Kookmin Bank[1]	￦	261,046,853	￦	241,029,295	￦	20,017,558	￦	19,421,893	￦	1,440,123	￦	1,549,881
KB Kookmin Card Co., Ltd.[1]		14,046,174		10,966,541		3,079,633		2,921,167		290,741		297,423
KB Investment & Securities Co., Ltd.[1]		3,314,907		2,769,160		545,747		1,003,421		17,892		21,760
KB Life Insurance Co., Ltd.[1]		5,987,928		5,594,727		393,201		1,944,103		16,645		38,498
KB Asset Management Co., Ltd.[1]		164,595		37,555		127,040		89,541		35,885		36,882
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		52,021		21,751		21,565
KB Investment Co., Ltd.[1]		226,528		103,086		123,442		26,233		5,501		7,380
KB Credit Information Co., Ltd.		30,422		7,631		22,791		58,584		331		331
KB Data System Co., Ltd.		25,519		10,761		14,758		78,021		(1,198)		(1,461)
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		67,280		(32,546)		(32,404)

[1]	Financial information is based on its consolidated financial statements.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

•	The Group has provided ABCP purchase commitment of ￦101,000 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 8 other subsidiaries. The unexecuted amount of the investment agreement is ￦408,887 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes in subsidiaries

Yehansoul Savings Bank Co., Ltd., KB Startup Investment, KB Evergreen Private Securities 63 and 46 other private equity funds, and Wise Mobile Second, Third, Fourth, Fifth, Sixth, Seventh Securitization and KB Star Retail Private Real Estate Feeder Fund First were newly consolidated during the year ended December 31, 2013. Yurie Select Private Securities Investment Trust 32 and 44 other private equity funds, KB K-Alpha private equity trust and New Star First Ltd. have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to the loss of control.

For the year ended December 31, 2012, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

KB Life Insurance Co., Ltd.1

(In millions of Korean won)	2012
Non-controlling interests percentage (%)		49.00
Non-controlling interests
Assets of subsidiaries	￦	5,987,928
Liabilities of subsidiaries		5,594,727
Equity of subsidiaries		393,201
Non-controlling interests		192,668
Profit attributable to non-controlling interests
Operating profit of subsidiaries		22,769
Profit of subsidiaries		16,645
Total comprehensive income of subsidiaries		38,498
Profit attributable to non-controlling interests		8,156
Cash flows of subsidiaries
Cash flows from operating activities		833,231
Cash flows from investing activities		(826,956)
Cash flows from financing activities		300

Net increase in cash and cash equivalents	￦	6,575

[1]	The Group further acquired an additional 49% equity interest, resulting in the entity becoming a wholly owned subsidiary of the Group in June 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Changes in non-controlling interest

The Group acquired an additional equity interest in Kookmin Bank Cambodia PLC in July 2012 for ￦8,048 million, with the carrying amount of the non-controlling interest being ￦8,364 million. The Group derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to shareholders of the parent entity of ￦1,035 million. In June 2013, the parent entity acquired an additional equity interest in Kookmin Bank Cambodia PLC for ￦1,463 million, with the carrying amount of the non-controlling interest being ￦1,495 million. This resulted in the elimination of non-controlling interest equity for Kookmin Bank Cambodia PLC and the remaining ￦32 million was recognized as an increase in the Group’s equity attributable to shareholders of the parent company. As of December 31, 2012, the Group owned 92.44%, which has increased to 100% as of December 31, 2013.

In addition, the Group acquired an additional equity interest in KB Life Insurance Co., Ltd. for ￦166,830 million, with the carrying amount of the non-controlling interest being ￦181,955 million. This resulted in the elimination of non-controlling interest equity for KB Life Insurance Co., Ltd. and the remaining ￦15,125 million was recognized as an increase in the Group’s equity attributable to shareholders of the parent company. As of December 31, 2012, the Group owned 51%, which has increased to 100% as of December 31, 2013.

42.	Unconsolidated Structured Entity

As of December 31, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

As of December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits		306,931		487,818		—		8,142		5,473		808,364
Other liabilities		—		14		—		144		—		158

	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss[1]	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Principal / principal and interest trust: Total amount of trust asset		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

43.	Finance/Operating Lease

43.1 Finance lease

The future minimum lease payments arising as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Net carrying amount of finance lease assets	￦	16,955	￦	16,856
Minimum lease payment
Within 1 year	￦	1,927	￦	2,310
1-5 years		—		1,427

	￦	1,927	￦	3,737

Present value of minimum lease payment
Within 1 year	￦	1,873	￦	2,163
1-5 years		—		1,386

	￦	1,873	￦	3,549

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease payment
Within 1 year	￦	121,446	￦	118,305
1-5 years		108,962		102,855
Over 5 years		67		643

	￦	230,475	￦	221,803

Minimum sublease payment		(367)		(154)

The lease payment reflected in profit or loss for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
Lease payment reflected in profit or loss	2013		2012
Minimum lease payment	￦	204,164	￦	201,450
Sublease payment		(118)		(165)

	￦	204,046	￦	201,285

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Minimum lease receipts
Within 1 year	￦	8,327	￦	2,028
1-5 years		22,280		443

	￦	30,607	￦	2,471

44.	Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	￦	3	￦	3
	Interest expense		139		143
UAMCO., Ltd.	Interest income		31		297
	Reversal for credit loss		—		68
	Other operating expense		7,626		93,266
CH Engineering Co., Ltd.	Reversal for credit loss		—		106
Kores Co., Ltd.	Interest income		386		317
	Fee and commission income		—		9
	Reversal for credit loss		36		—
	Provision for credit loss		—		325
Semiland Co., Ltd.	Interest income		14		17
	Reversal for credit loss		—		4
Incheon Bridge Co., Ltd.	Interest income		14,592		—
	Reversal for credit loss		2		—
	Interest expense		909		—
Ssangyong Engineering & Construction Co., Ltd.	Interest income		2,007		—
	Reversal for credit loss		7,550		—
United PF 1st Recovery Private Equity Fund1	Interest income		91		500
	Other operating income		—		1,900
	Reversal for credit loss		83		7
	Interest expense		—		28
KBIC Private Equity Fund No. 3	Other operating income		300		300
	Interest expense		91		—
NPS KBIC Private Equity Fund No. 1	Other operating income		474		474
KoFC KBIC Frontier Champ 2010-5(PEF)	Other operating income		1,014		1,000
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other operating income		569		303
KB GwS Private Securities Investment Trust	Fee and commission income		—		12,978

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

KB Star office Private real estate Investment Trust No.1	Interest expense	75	9
Evalley Co., Ltd.[1]	Reversal for credit loss	—	77
PyungJeon Industries Co.,LTD.[1]	Reversal for credit loss	1,055	—
	Provision for credit loss	—	343
Testian Co., Ltd.	Interest income	10	104
	Other operating income	—	15
Serit Platform Co., Ltd.[1]	Interest income	58	78
	Fee and commission income	17	27
	Provision for credit loss	74	4
Sehwa Electronics Co., Ltd.[1]	Fee and commission income	—	33
	Gains on financial assets/liabilities at fair value through profit or loss	35	2
	Interest expense	—	10
	Fee and commission expense	7	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	143
DS Plant Co., Ltd.[1]	Interest income	211	315
	Fee and commission income	4	—
	Reversal for credit loss	2	3
	Other operating income	8	8
	Interest expense	2	1
	Fee and commission expense	—	2
	Losses on financial assets/liabilities at fair value through profit or loss	26	—
KB Global Star Game & Apps SPAC[1]	Interest income	60	77
	Gains on financial assets/liabilities at fair value through profit or loss	273	158
	Other operating income	—	3
	Other non-operating income	7	—
	Interest expense	10	430
	Other operating expense	4	—
Joam Housing Development Co., Ltd.[1]	Interest expense	—	1
Sunoo Co., Ltd.[1]	Interest expense	1	—
Key management	Interest income and others	460	276
	Reversal for credit loss	9	1
	Interest expense and others	332	167
Other
Retirement pension	Fee and commission income	386	415
	Interest expense	1,971	1,699

[1]	Not considered to be the Group’s related party as at December 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	353	￦	161
Korea Credit Bureau Co., Ltd.	Deposits		20,200		18,017
	Other liabilities		64		32
UAMCO., Ltd.	Deposits		5		6
	Provisions		192		191
	Other liabilities		—		1
Kores Co., Ltd.	Loans and receivables (Gross amount)		7,854		7,854
	Allowances for loan losses		3,836		3,872
	Other liabilities		2		3
Semiland Co., Ltd.	Loans and receivables (Gross amount)		19		—
	Deposits		1		1
	Provisions		3		3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		249,362		263,080
	Allowances for loan losses		300		302
	Other assets		1,343		—
	Deposits		30,991		33,569
	Other liabilities		240		305
Ssangyong Engineering & Construction Co., Ltd.	Loans and receivables (Gross amount)		47,104		—
	Allowances for loan losses		38,784		—
	Deposits		61		—
	Other liabilities		14		—
Terra Co., Ltd.	Deposits		1		—
United PF 1st Recovery Private Equity Fund1	Loans and receivables (Gross amount)		—		2,805
	Allowances for loan losses		—		5
	Other assets		—		4
	Provisions		82		160
	Other liabilities		—		1
KB-Glenwood Private Equity Fund 1	Deposits		1		—
KBIC Private Equity Fund No. 3	Other assets		76		75
	Deposits		1,400		—
	Other liabilities		25		—
NPS KBIC Private Equity Fund No. 1	Other assets		65		65
	Other liabilities		42		125
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		266		251
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other assets		569		303
KB Star office Private real estate Investment Trust No.1	Deposits		8,142		4,850
	Other liabilities		31		9
PyungJeon Industries Co.,LTD.[1]	Loans and receivables (Gross amount)		—		2,125
	Allowances for loan losses		—		1,055
	Other liabilities		—		1
Testian Co., Ltd.	Investments in associates		—		413

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Serit Platform Co., Ltd.[1]	Loans and receivables (Gross amount)	—	767
	Allowances for loan losses	—	80
	Other assets	—	2
	Deposits	—	48
Sehwa Electronics Co., Ltd.[1]	Derivative financial liabilities	—	75
	Deposits	—	72
	Provisions	—	11
	Other liabilities	—	7
DS Plant Co., Ltd.[1]	Loans and receivables (Gross amount)	—	3,254
	Allowances for loan losses	—	12
	Investments in associates	—	964
	Other assets	—	14
	Deposits	—	45
	Provisions	—	3
	Other liabilities	—	2
KB Global Star Game & Apps SPAC[1]	Derivative financial assets	—	1,776
	Loans and receivables (Gross amount)	—	1,001
	Investments in associates	—	262
	Deposits	—	897
	Other liabilities	—	2
Joam Housing Development Co., Ltd.[1]	Deposits	—	236
Key management	Loans and receivables (Gross amount)	4,765	5,741
	Allowances for loan losses	1	21
	Other assets	6	6
	Deposits	5,798	8,585
	Insurance contract liability	770	313
	Other liabilities	62	71
	Provisions	2	44
Other
Retirement pension	Other assets	166	195
	Deposits	48,840	50,317
	Other liabilities	908	1,099

[1]	Not considered to be the Group’s related party as at December 31, 2013.

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Unused commitments to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		54,600		106,395
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,200		17,850
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		35,975		43,750
Incheon Bridge Co., Ltd.	Purchase of security investment		42,088		37,587
KB GwS Private Securities Investment Trust	Loan commitments		757		2,899
	Purchase of security investment		1,119		1,119
	Other commitments		—		88,151

Unused commitments to related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Associates
Ssangyong Engineering & Construction Co., Ltd.	Acceptances and Guarantees Outstanding in Won	￦	293,500	￦	—

Compensation to key management for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	3,270	￦	144	￦	—	￦	(578)	￦	2,836
Registered directors (non-executive)		1,199		—		—		13		1,212
Non-registered directors		7,305		380		1,024		5,686		14,395

	￦	11,774	￦	524	￦	1,024	￦	5,121	￦	18,443

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)
	2012
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	4,075	￦	230	￦	—	￦	3,480	￦	7,785
Registered directors (non-executive)		1,107		—		—		18		1,125
Non-registered directors		6,067		436		—		3,751		10,254

	￦	11,249	￦	666	￦	—	￦	7,249	￦	19,164

Collateral received from related party entities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		2013		2012
Associates
Kores Co., Ltd.	Row house	￦	24	￦	24
	Apartment		24		24
	Factory/Forest land		15,000		15,000

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

45.	Business combination

The Group acquired Yehansoul Savings Bank Co., Ltd. for ￦37,760 million in September 2013.

The consideration transferred and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	37,760

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		360,401
Financial assets at fair value through profit or loss		4,395
Loans		81,179
Financial investments		6,926
Other assets		16,502

Total assets		469,403

Deposits		423,020
Other liabilities		15,966

Total liabilities		438,986

Total identifiable net assets	￦	30,417

Goodwill	￦	7,343
Acquisition-related costs[1]		771

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Loans	￦	81,179
Others		11,202

	￦	92,381

Contractual cash flow
Loans	￦	94,914
Others		11,459

	￦	106,373

Estimate of the contractual cash flows not expected to be collected
Loans	￦	13,721
Others		28

	￦	13,749

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Due to the business combination, the net operating loss and loss for the period from September 2, 2013 to December 31, 2013, included in the consolidated statement of comprehensive income were ￦6,678 million and ￦5,331 million, respectively.

Assuming the date of acquisition is beginning of the reporting period, income from operations and net profit for the year would have decreased by ￦23,793 million and ￦18,341 million, respectively. In calculating the pro forma information, the results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made on acquisition.

46.	Event after the Reporting Period

KB Savings Bank Co., Ltd. completed its merger with Yehansoul Savings Bank on January 13, 2014.

As a result of the leakage of customer personal information discussed in Note 40, KB Kookmin Card received notification from the Financial Service Commission on February 16, 2014, that KB Kookmin Card is subject to a temporary three-month suspension on the following operational activities:

Suspension of operations

The following credit-card operations are subject to the temporary suspension :

*  Issuance of KB Kookmin Card products including credit cards, debit card and checking cards to new clients (except in circumstances where the Financial Services Commission’s Chairman approves it for the benefit of the public interest)

*  Offering new products to existing KB Kookmin Card clients.

*  Offering new products via telemarketers, travel agents and insurance agents.

Suspension period	February 17, 2014 ~ May 16, 2014 (3 months)

The three-month suspension is likely to adversely affect the Group’s operational base in the short term. However, considering the Group’s asset quality, strong underlying financial performance and its credibility in the market, the long-term effect of the suspension has been determined as being low.

47.	Approval of the Financial Statements

The issuance of the Group’s financial statements as of and for the year ended December 31, 2013, was approved on February 21, 2014, by the Board of Directors.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2013 and 2012

KB Financial Group Inc.

Index

December 31, 2013 and 2012

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying separate statements of financial position of KB Financial Group Inc. (the “Company”) as of December 31, 2013 and 2012, and January 1, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2013 and 2012, and January 1, 2012, and its financial performance and cash flows for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

1

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2014

This report is effective as of March 12, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2013 and 2012, and January 1, 2012

(In millions of Korean won)	Notes	December 31, 2013		December 31, 2012		January 1, 2012

Assets
Cash and due from financial institutions	4,5,6,25	￦	77,298	￦	96,234	￦	32,031
Loans	4,5,7		10,000		25,000		60,000
Investments in subsidiaries	8		18,292,443		17,944,848		17,773,322
Property and equipment	9		642		351		759
Intangible assets	10		10,133		9,122		10,531
Deferred income tax assets	11,23		4,203		3,800		2,445
Other assets	4,5,12		269,823		310,673		631,602

Total assets		￦	18,664,542	￦	18,390,028	￦	18,510,690

Liabilities
Debts			—		—		130,000
Debentures	4,5,13	￦	349,157	￦	—	￦	49,988
Net defined benefit liabilities	14		1,433		1,384		992
Current income tax liabilities	23		209,928		257,535		578,729
Other liabilities	4,5,15		55,602		46,767		34,701

Total liabilities			616,120		305,686		794,410

Equity
Share capital	16		1,931,758		1,931,758		1,931,758
Capital surplus	16		13,513,809		13,513,809		13,513,809
Accumulated other comprehensive loss	16		(2,715)		(2,780)		(1,918)
Retained earnings	16		2,605,570		2,641,555		2,272,631

Total equity			18,048,422		18,084,342		17,716,280

Total liabilities and equity		￦	18,664,542	￦	18,390,028	￦	18,510,690

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2013 and 2012

(In millions of Korean won, except per share amounts)	Notes	2013		2012

Interest income		￦	3,859	￦	6,018
Interest expense			(5,227)		(3,025)

Net interest income	18		(1,368)		2,993

Fee and commission income			—		—
Fee and commission expense			(6,270)		(4,130)

Net fee and commission income	19		(6,270)		(4,130)

Net other operating income	20		245,044		687,925

General and administrative expenses	21		(40,657)		(40,459)

Operating profit before provision for credit losses			196,749		646,329

Provision for credit losses			—		—

Operating profit			196,749		646,329

Net non-operating income(expense)	22		(1,346)		(312)

Profit before tax			195,403		646,017
Income tax benefit	23		423		1,080

Profit for the year			195,826		647,097

Remeasurements of net defined benefit liabilities			65		(862)

Items that will not be reclassified to profit or loss			65		(862)

Other comprehensive income(loss) for the year, net of tax			65		(862)

Total comprehensive income for the year		￦	195,891	￦	646,235

Earnings per share
Basic earnings per share	24	￦	507	￦	1,675
Diluted earnings per share	24		505		1,670

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280
Changes in accounting policy		—		—		(1,918)		1,918		—

Restated balance		1,931,758		13,513,809		(1,918)		2,272,631		17,716,280

Comprehensive income
Profit for the year		—		—		—		647,097		647,097
Remeasurements of net defined benefit liabilities		—		—		(862)		—		(862)

Total comprehensive income		—		—		(862)		647,097		646,235

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at December 31, 2012	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the year		—		—		—		195,826		195,826
Remeasurements of net defined benefit liabilities		—		—		65		—		65

Total comprehensive income		—		—		65		195,826		195,891

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at December 31, 2013	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(In millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the year		￦	195,826	￦	647,097

Adjustment for non-cash items
Depreciation and amortization			816		1,487
Share-based payments			950		3,641
Net interest income			(564)		(765)
Impairment losses on investments in subsidiaries			36,995		—
Net other expense			2,805		3,321

			41,002		7,684

Changes in operating assets and Liabilities
Due from financial institutions			—		12,000
Deferred income tax assets			(403)		(1,355)
Other assets			9		1,056
Other liabilities			(336)		(3,578)

			(730)		8,123

Net cash generated from operating activities			236,098		662,904

Cash flows from investing activities
Acquisition of investments in subsidiaries			(384,590)		(171,526)
Collection of loans			15,000		35,000
Acquisition of property and equipment			(627)		(114)
Acquisition of intangible assets			(2,656)		(313)
Disposal of intangible assets			757		—
Net decrease(increase) in guarantee deposits paid			(182)		8,427
Others			(2)		(2)

Net cash used in investing activities			(372,300)		(128,528)

Cash flows from financing activities
Increase in debts			315,000		170,000
Decrease in debts			(315,000)		(300,000)
Increase in debentures			349,077		—
Decrease in debentures			—		(50,000)
Distribution of dividends			(231,811)		(278,173)

Net cash provided by(used in) financing activities			117,266		(458,173)

Net increase(decrease) in cash and cash equivalents			(18,936)		76,203
Cash and cash equivalents at the beginning of the year	25		96,231		20,028

Cash and cash equivalents at the end of the year	25	￦	77,295	￦	96,231

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of December 31, 2013, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012. The Company acquired Yehansoul Savings Bank Co., Ltd. in September 2013.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

Korean-IFRS (“K-IFRS”) are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS 1027, Separate Financial Statements.

The separate financial statements have been prepared in accordance with K-IFRS, which is effective as of December 31, 2013.

7

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Company are as follows:

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment to K-IFRS 1032, Financial Instruments: Presentation, it provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Company is assessing the impact of application of this amendment on its separate financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company is assessing the impact of application of this amendment on its separate financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Company expects that the application of this interpretation would not have an impact on its separate financial statements.

New standards, amendments and interpretations adopted by the Company for the year beginning on January 1, 2013, are as follows:

Amendment to K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Company applies the presentation of items of other comprehensive income in accordance with the amendment retrospectively, and restated the separate statement of comprehensive income for the year ended December 31, 2012. There is no effect on the Company’s total comprehensive income from the retrospective application of change in accounting policy.

8

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Amendment to K-IFRS 1019, Employee Benefits

According to the amendment to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now calculated as net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Company applies the accounting policy retrospectively in accordance with the amended standards and the comparative separate statements of financial position and separate statement of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

The effect of these changes in accounting policy on the statements of financial position as of December 31, 2013, December 31, 2012, and January 1, 2012, and on the statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

Effect on Separate Statements of Financial Position

(In millions of Korean won)	December 31, 2013		December 31, 2012		January 1, 2012
Decrease in accumulated other comprehensive income	￦	2,715	￦	2,780	￦	1,918
Increase in retained earnings		2,715		2,780		1,918

Effect on Separate Statements of Comprehensive Income

(In millions of Korean won)	2013		2012
Increase(decrease) in general and administrative expenses	￦	86	￦	(1,138)
Increase(decrease) in income tax benefit		21		(276)
Increase(decrease) in other comprehensive income		65		(862)

(In Korean won)
Increase(decrease) in earnings per share		—		2
Increase(decrease) in diluted earnings per share		—		2

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values. The application of this amendment does not have a material impact on its separate financial statements.

9

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

K-IFRS 1027, Separate Financial Statements

K-IFRS 1027, that was amended in accordance with the enactment of K-IFRS 1110, applies to investments in subsidiaries, associates and joint ventures on the separate financial statements. There is no impact of the amendment of K-IFRS 1027 on the separate financial statements of the Company.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and K-IFRS 2012, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. There is no impact of the enactment of K-IFRS1110 on the separate financial statements of the Company.

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement. The adoption of K-IFRS 1111 does not have an impact on the accounting requirements of the Company.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate and an unconsolidated structured entity. Disclosures of interests in other entities on the separate financial statements were still prepared in accordance with K-IFRS 1027, Separate Financial Statements. In the meantime, the disclosures for an unconsolidated structured entity are required under K-IFRS 1112 if an entity has an interest in unconsolidated structured entity and prepares the separate financial statements as its only financial statements. The adoption of K-IFRS 1112 does not have an impact on the separate financial statements of the Company.

10

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113, Fair Value Measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013. The adoption of K-IFRS 1113 does not have a material impact on the separate financial statements of the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

11

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Net defined benefit liabilities

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 14).

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

12

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS 1027. The Company determines at each reporting date whether there is any objective evidence that the investments in the subsidiaries are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries and its carrying value.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

13

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

14

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

15

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

16

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

17

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.11 Income tax expenses

Income tax expense (tax benefit) comprises current tax expense (current tax benefit) and deferred income tax expense (deferred income tax benefit). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

18

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Company recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

19

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with K-IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

20

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Due from financial institutions	￦	77,298	￦	96,234
Loans		10,000		25,000
Other financial assets		20,435		20,226

	￦	107,733	￦	141,460

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

21

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Loans are classified as follows:

(In millions of Korean won)	2013			2012
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loan before allowances
Neither past due nor impaired	￦	10,000	100.00	￦	25,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		25,000	100.00
Allowances		—	—		—	—

Carrying amount	￦	10,000	100.00	￦	25,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	2013		2012
Grade 1	￦	10,000	￦	25,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	10,000	￦	25,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s corporate loans by country, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

22

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

The details of the Company’s loans by industry as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of assets at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

23

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	27,332	￦	50,340	￦	—	￦	—	￦	—	￦	—	￦	77,672
Loans		—		34		67		10,101		—		—		10,202
Other financial assets		—		35		—		20,540		—		—		20,575

	￦	27,332	￦	50,409	￦	67	￦	30,641	￦	—	￦	—	￦	108,449

Financial liabilities
Debentures	￦	—	￦	—	￦	2,941	￦	8,822	￦	315,330	￦	74,471	￦	401,564
Other financial liabilities		—		840		1,579		1,156		—		—		3,575

	￦	—	￦	840	￦	4,520	￦	9,978	￦	315,330	￦	74,471	￦	405,139

(In millions of Korean won)
	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	11,251	￦	85,416	￦	—	￦	—	￦	—	￦	—	￦	96,667
Loans		—		100		200		25,300		—		—		25,600
Other financial assets		—		8		—		20,358		—		—		20,366

	￦	11,251	￦	85,524	￦	200	￦	45,658	￦	—	￦	—	￦	142,633

Financial liabilities
Other financial liabilities	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

[1]	The amount of ￦3 million, representing the restricted amount due from the financial institutions as of December 31, 2013 and 2012, is excluded.

24

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

4.4 Market Risk

4.4.1 Definition of Market Risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities, and measurement and management of interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest rate gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

25

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The results of the interest rate gap analysis as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Cash and due from financial institutions	￦	77,295	￦	—	￦	—	￦	—	￦	—	￦	77,295
Loans		10,000		—		—		—		—		10,000

	￦	87,295	￦	—	￦	—	￦	—	￦	—	￦	87,295

Interest-bearing liabilities
Debentures	￦	—	￦	—	￦	—	￦	150,000	￦	200,000	￦	350,000

Gap	￦	87,295	￦	—	￦	—	￦	(150,000)	￦	(200,000)	￦	(262,705)

Accumulated gap	￦	87,295	￦	87,295	￦	87,295	￦	(62,705)	￦	(262,705)
Percentage (%)		100.00		100.00		100.00		(71.83)		(300.94)

(In millions of Korean won)	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Cash and due from financial institutions	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231
Loans		25,000		—		—		—		—		25,000

	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Interest-bearing liabilities
Debts	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

Gap	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Accumulated gap	￦	121,231	￦	121,231	￦	121,231	￦	121,231	￦	121,231
Percentage (%)		100.00		100.00		100.00		100.00		100.00

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Interest rate VaR	￦	15,011	￦	208

4.5. Capital Adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 3.5%, a minimum Tier 1 ratio of 4.5% and a minimum Total Regulatory Capital of 8.0% in December 2013.

26

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Company determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Company monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

27

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of the Group’s capital adequacy ratios based on Basel III, as of December 31, 2013, are as follows:

(In millions of Korean won)	2013

Equity Capital:	￦	27,296,535
Tier 1 Capital		22,693,836
Common Equity Tier 1 Capital		22,693,836
Additional Tier 1 Capital		—
Tier 2 Capital		4,602,699
Risk-weighted assets:		177,514,060
Credit risk[1]		157,040,868
Market risk[2]		5,122,146
Operational risk[3]		15,351,046
Equity Capital (%):		15.38
Tier 1 Capital (%)		12.78
Common Equity Tier 1 Capital (%)		12.78

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market-risk weighted assets are measured using the Standardized Approach.
[3]	Operational risk weighted assets are measured using the Basic Indicator Approach.

The details of the Group’s capital adequacy calculation in line with Basel I requirements as of December 31, 2012, are as follows:

(In millions of Korean won)	2012

Equity Capital:	￦	26,907,004
Tier 1 Capital		20,595,885
Tier 2 Capital		6,311,119
Risk-weighted assets:		193,510,143
Credit risk		187,465,230
Market risk		6,044,913
Equity Capital (%):		13.90
Tier 1 Capital (%)		10.64
Tier 2 Capital (%)		3.26

28

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	77,298	￦	77,298
Loans		10,000		10,000
Other financial assets		20,435		20,435

	￦	107,733	￦	107,733

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	349,157	￦	298,080
Other financial liabilities		3,576		3,576

	￦	352,733	￦	301,656

(In millions of Korean won)	2012
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	96,234	￦	96,234
Loans		25,000		25,000
Other financial assets		20,226		20,226

	￦	141,460	￦	141,460

Financial liabilities
Financial liabilities at amortized cost
Other financial liabilities	￦	1,160	￦	1,160

	￦	1,160	￦	1,160

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

29

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

30

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2013, is as follows:

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1,2]	￦	—	￦	27,298	￦	50,000	￦	77,298
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		20,435		20,435

	￦	—	￦	27,298	￦	80,435	￦	107,733

Financial liabilities
Debentures	￦	—	￦	298,080	￦	—	￦	298,080
Other financial liabilities		—		—		3,576		3,576

	￦	—	￦	298,080	￦	3,576	￦	301,656

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because due from financial institutions classified as level 3 are deposits with residual maturities of less than three months as of the reporting date, we regarded the carrying amount as representative of fair value.
[3]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.

31

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

6. Due From Financial Institution

The details of due from financial institution as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Dec. 31, 2013)	2013		2012

Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 2.56	￦	77,298	￦	96,234

The maturities of due from financial institution, excluding restricted due from financial institution, as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	77,295	￦	—	￦	—	￦	—	￦	—	￦	77,295

(In millions of Korean won)	2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231

Restricted due from financial institution as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Financial Institution	2013		2012		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

32

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

7. Loans

Loans as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Loans	￦	10,000	￦	25,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	10,000	￦	25,000

8. Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry

Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd.	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	91,200,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply
KB Savings Bank Co., Ltd.	6,800,000	Korea	Savings Banking
Yehansoul Savings Bank Co., Ltd.	8,748,793	Korea	Savings Banking

33

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Investments in subsidiaries as of December 31, 2013 and 2012, are as follows:

Name of subsidiary	Ownership(%) (Dec. 31, 2013)	2013		2012
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd.	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	100.00		507,212		507,212
KB Life Insurance Co., Ltd.[1]	100.00		485,314		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
KB Savings Bank Co., Ltd.	100.00		134,531		171,526
Yehansoul Savings Bank Co., Ltd.[2]	100.00		37,760		—

		￦	18,292,443	￦	17,944,848

[1]	The Company acquired the 49% of total issued shares of KB Life Insurance Co., Ltd. for ￦166,830 million, and increased the paid-in capital of ￦180,000 million in 2013.
[2]	The Company acquired Yehansoul Savings Bank Co., Ltd. for ￦37,760 million in 2013.

The changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	￦	—	￦	36,995	￦	—	￦	36,995

(In millions of Korean won)	2012
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	￦	—	￦	—	￦	—	￦	—

[1]	Industry environment of savings banks has deteriorated continuously and performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the aforementioned recent downturns, the Company recognized the impairment losses on investments in subsidiaries.

34

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

9. Property and Equipment

The details of property and equipment as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	424	￦	(331)	￦	—	￦	93
Equipment and vehicles		4,660		(4,111)		—		549

	￦	5,084	￦	(4,442)	￦	—	￦	642

(In millions of Korean won)	2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	346	￦	(278)	￦	—	￦	68
Equipment and vehicles		4,111		(3,828)		—		283

	￦	4,457	￦	(4,106)	￦	—	￦	351

The changes in property and equipment for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	68	￦	78	￦	(53)	￦	93
Equipment and vehicles		283		549		(283)		549

	￦	351	￦	627	￦	(336)	￦	642

(In millions of Korean won)	2012
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	120	￦	27	￦	(79)	￦	68
Equipment and vehicles		639		87		(443)		283

	￦	759	￦	114	￦	(522)	￦	351

35

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Property and equipment insured as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)

		Insurance Coverage
Type of insurance	Asset insured	2013		2012		Insurance company
General property insurance	Leasehold improvements	￦	424	￦	346	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,660		4,111

		￦	5,084	￦	4,457

10. Intangible Assets

The details of intangible assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,431	￦	(1,802)	￦	—	￦	629
Membership rights		11,692		—		(3,172)		8,520
Other intangible assets		3,315		(2,331)		—		984

	￦	17,438	￦	(4,133)	￦	(3,172)	￦	10,133

(In millions of Korean won)	2012
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,814	￦	(1,650)	￦	—	￦	164
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,003)		—		533

	￦	16,064	￦	(3,653)	￦	(3,289)	￦	9,122

The changes in intangible assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	￦	164	￦	617	￦	—	￦	(152)	￦	—	￦	629
Membership rights[1]		8,425		1,260		(863)		—		(302)		8,520
Other intangible assets		533		779		—		(328)		—		984

	￦	9,122	￦	2,656	￦	(863)	￦	(480)	￦	(302)	￦	10,133

36

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	￦	461	￦	83	￦	—	￦	(380)	￦	—	￦	164
Membership rights[1]		9,135		47		—		—		(757)		8,425
Other intangible assets		935		183		—		(585)		—		533

	￦	10,531	￦	313	￦	—	￦	(965)	￦	(757)	￦	9,122

[1]	Membership rights with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (3,289)	￦ (302)	￦	419	￦ (3,172)

(In millions of Korean won)	2012
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (2,532)	￦ (757)	￦	—	￦ (3,289)

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets		Liabilities		Net amount
Share-based payments	￦	2,352	￦	—	￦	2,352
Membership rights		742		—		742
Defined benefit obligation		1,393		—		1,393
Plan assets		—		(1,111)		(1,111)
Investments in subsidiaries		—		—		—
Short-term employee benefits		239		—		239
Others		588		—		588

		5,314		(1,111)		4,203
Offsetting of deferred tax assets and liabilities		(1,111)		1,111		—

	￦	4,203	￦	—	￦	4,203

37

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Assets		Liabilities		Net amount
Share-based payments	￦	2,320	￦	—	￦	2,320
Membership rights		796		—		796
Defined benefit obligation		1,602		—		1,602
Plan assets		—		(1,267)		(1,267)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		214		—		214
Others		628		—		628

		5,560		(1,760)		3,800
Offsetting of deferred tax assets and liabilities		(1,760)		1,760		—

	￦	3,800	￦	—	￦	3,800

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,896,164 million, ￦77,275 million and ￦36,995 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2013, due to the uncertainty that all these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦2,395,805 million associated with investments in subsidiaries as of December 31, 2013, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

38

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The changes in cumulative temporary differences for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,586	￦	816	￦	950	￦	9,720
Membership rights		3,289		526		302		3,065
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		6,620		2,799		1,936		5,757
Short-term employee benefits		887		887		986		986
Tax loss carryforwards		77,275		—		—		77,275
Impairment losses on investments in subsidiaries		—		—		36,995		36,995
Others		2,595		2,595		2,432		2,432

		2,996,416		7,623		43,601		3,032,394

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275
Impairment losses on investments in subsidiaries		—						36,995

	￦	22,977					￦	21,960

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	5,560					￦	5,314

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,236)		(2,799)		(2,156)		(4,593)

		(2,401,041)	￦	(2,799)	￦	(2,156)		(2,400,398)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,385,623)						(2,395,805)

		(15,418)						(4,593)
Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,760)					￦	(1,111)

39

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	6,228	￦	283	￦	3,641	￦	9.586
Membership rights		2,532		—		757		3,289
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,301		1,554		2,873		6,620
Short-term employee benefits		890		890		887		887
Tax loss carryforwards		77,275		—		—		77,275
Others		2,489		2,489		2,595		2,595

		2,990,879	￦	5,216	￦	10,753		2,996,416

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

		17,440						22,977
Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	4,221					￦	5,560

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,301)		(2,214)		(2,149)		(5,236)

		(2,401,106)	￦	(2,214)	￦	(2,149)		(2,401,041)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,385,624)						(2,385,623)

		(15,482)						(15,418)
Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,776)					￦	(1,760)

40

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

12. Other Assets

The details of other assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other financial assets
Other receivables	￦	35	￦	8
Accrued income		285		362
Guarantee deposits		20,115		19,856

		20,435		20,226

Other assets
Other receivables		248,599		289,656
Prepaid expenses		785		788
Advance payments		4		3

		249,388		290,447

	￦	269,823	￦	310,673

13. Debentures

The details of debentures as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates(%) (Dec. 31, 2013)	2013		2012
Unguaranteed debentures No. 3-1	2013.08.13	2016.08.13	3.14	￦	150,000	￦	—
Unguaranteed debentures No. 3-2	2013.08.13	2018.08.13	3.46		130,000		—
Unguaranteed debentures No. 3-3	2013.08.13	2020.08.13	3.65		70,000		—
	Bond Discounts				(843)		—

				￦	349,157	￦	—

41

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The maturities of debentures as of December 31, 2013 and 2012, are as follows:

2013
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 Years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	150,000	￦	200,000	￦	350,000

2012
(In millions of Korean won)	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 Years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

The changes in debentures based on face value for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Issue		Repayment	Ending
Debentures in Korean won	￦	—	￦	350,000	￦ —	￦	350,000

(in millions of Korean won)	2012
	Beginning		Issue		Repayment	Ending
Debentures in Korean won	￦	50,000	￦	—	￦ (50,000)	￦	—

14. Net defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

42

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

The changes in the defined benefit obligation for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	10,158	￦	(8,774)	￦	1,384
Current service cost		1,724		—		1,724
Interest cost(income)		358		(309)		49
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		12		—		12
Actuarial gains and losses by changes in financial assumptions		(821)		—		(821)
Actuarial gains and losses by experience adjustments		663		—		663
Return on plan assets (excluding amounts included in interest income)		—		60		60
Contributions by the employer		—		(1,800)		(1,800)
Payments from plans		(2,210)		2,210		—
Payments from the Company		(74)		—		(74)
Transfer in		1,118		(882)		236
Transfer out		(1,396)		1,396		—

Ending	￦	9,532	￦	(8,099)	￦	1,433

43

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

	2012
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	7,828	￦	(6,836)	￦	992
Current service cost		1,469		—		1,469
Interest cost(income)		337		(295)		42
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(49)		—		(49)
Actuarial gains and losses by changes in financial assumptions		851		—		851
Actuarial gains and losses by experience adjustments		264		—		264
Return on plan assets (excluding amounts included in interest income)		—		72		72
Contributions by the employer		—		(2,342)		(2,342)
Payments from plans		(1,162)		1,162		—
Payments from the Company		(97)		—		(97)
Transfer in		1,140		(927)		213
Transfer out		(423)		392		(31)

Ending	￦	10,158	￦	(8,774)	￦	1,384

The details of the net defined benefit liabilities as of December 31, 2013 and 2012, are as follows:

	2013		2012
Present value of defined benefit obligation	￦	9,532	￦	10,158
Fair value of plan assets		(8,099)		(8,774)

Net defined benefit liabilities	￦	1,433	￦	1,384

44

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Current service cost	￦	1,724	￦	1,469
Interest expenses		49		42

Post-employment benefits	￦	1,773	￦	1,511

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(60)	￦	(72)
Actuarial gains and losses		146		(1,066)
Income tax effects		(21)		276

Remeasurements after income tax	￦	65	￦	(862)

Plan assets as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	8,099	￦	8,099

(In millions of Korean won)	2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	8,774	￦	8,774

Key actuarial assumptions used as of December 31, 2013 and 2012, are as follows:

	2013	2012
Discount rate (%)	4.00	3.55
Future salary increase rate (%)	2.50(2014), 4.55(2015~)	2.50(2013), 4.55(2014~)
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table(retirement pension) of Korea Insurance Development Institute of 2012.

45

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2013, is as follows:

		Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5	6.67 decrease	7.27 increase
Salary increase rate (%)	0.5	7.44 increase	6.88 decrease
Turnover (%)	0.5	0.28 decrease	0.29 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, are as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	70	￦	303	￦	428	￦	5,511	￦	58,432	￦	64,744

The weighted average duration of the defined benefit obligation is 14.4 years.

Expected contribution to plan assets for period post-December 31, 2013, is estimated to be approximately ￦1,900 million.

46

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

15. Other liabilities

The details of other liabilities as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other financial liabilities
Other payables	￦	306	￦	445
Accrued expenses		3,270		715

		3,576		1,160

Other non-financial liabilities
Other payables		178		3,957
Accrued expenses		51,580		41,328
Withholding taxes		268		322

		52,026		45,607

	￦	55,602	￦	46,767

16. Equity

16.1 Share capital

The details of share capital as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won, except per share amounts)	2013		2012

Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	￦	1,931,758	￦	1,931,758

The changes in shares outstanding for the years ended December 31, 2013 and 2012, are as follows:

	2013
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	2012
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

47

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

16.2 Capital Surplus

The details of capital surplus as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

16.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Remeasurements of net defined benefit liabilities	￦	(2,715)	￦	(2,780)

	￦	(2,715)	￦	(2,780)

The changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,780)	￦	86	￦	(21)	￦	(2,715)

	￦	(2,780)	￦	86	￦	(21)	￦	(2,715)

(In millions of Korean won)	2012
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(1,918)	￦	(1,138)	￦	276	￦	(2,780)

	￦	(1,918)	￦	(1,138)	￦	276	￦	(2,780)

16.4 Retained Earnings

The details of retained earnings as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Legal reserves	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		1,575		3,306
Unappropriated retained earnings		1,433,357		1,532,235

	￦	2,605,570	￦	2,641,555

48

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Statements of appropriation of retained earnings

(Date of appropriation for 2013: March 28, 2014)

(Date of appropriation for 2012: March 22, 2013)

(In millions of Korean won)	2013		2012
Unappropriated retained earnings
Balance at the beginning of year	￦	1,237,531	￦	883,220
Changes in accounting policy		—		1,918
Profit for the year		195,826		647,097

		1,433,357		1,532,235

Transfers such as discretionary reserves
Regulatory reserve for credit losses		280		1,731

		280		1,731

Appropriation of retained earnings
Legal reserve		19,583		64,624
Cash dividends
(Dividends per common share: ￦ 500 (10.0%) in 2013)
(Dividends per common share: ￦ 600 (12.0%) in 2012)		193,176		231,811

		212,759		296,435

Unappropriated retained earnings to be carried over to subsequent year	￦	1,220,878	￦	1,237,531

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Beginning	￦	1,575	￦	3,306
Amounts estimated to be appropriated		(280)		(1,731)

Ending	￦	1,295	￦	1,575

49

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2013 and 2012, are as follows:

	2013
(In millions of Korean won, except per share amounts)

Provision of regulatory reserve for credit losses	￦	(280)
Adjusted profit after provision of regulatory reserve for credit losses[1]		196,106
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		508
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	￦	505

	2012
(In millions of Korean won, except per share amounts)

Provision of regulatory reserve for credit losses	￦	(1,731)
Adjusted profit after provision of regulatory reserve for credit losses[1]		648,828
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,679
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	￦	1,674

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the year.

17. Dividends

The dividends paid to the shareholders of the Company in 2013 and 2012 were ￦231,811 million (￦600 per share) and ￦278,173 million (￦720 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, is to be proposed at the annual general meeting on March 28, 2014. The Company’s separate financial statements as of December 31, 2013, do not reflect this dividend payable.

50

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

18. Net Interest Income

Interest income and interest expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Interest income
Due from financial institutions	￦	2,618	￦	2,256
Loans		596		2,978
Other		645		784

		3,859		6,018

Interest expense
Debts		627		2,447
Debentures		4,600		578

		5,227		3,025

Net interest income(expense)	￦	(1,368)	￦	2,993

19. Net Fee and Commission income

Fee and commission income and fee and commission expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Fee and commission income

Fees in Korean won	￦	—	￦	—

Fee and commission expense

Fees paid in Korean won		6,189		3,993
Fees paid in foreign currency		81		137

		6,270		4,130

Net fee and commission expense	￦	(6,270)	￦	(4,130)

51

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

20. Net Other Operating Income and Expenses

Other operating income and other operating expense for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Other operating income

Dividend income in subsidiaries	￦	282,039	￦	687,925
Other operating expense
Impairment losses on investments in subsidiaries		36,995		—

Net other operating income	￦	245,044	￦	687,925

21. General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Employee Benefits
Salaries and other short-term employee benefits - Salaries	￦	20,733	￦	19,875
Salaries and other short-term employee benefits - Others		2,685		2,673
Termination Benefits		445		—
Post employment benefits - defined benefit plans		1,773		1,511
Share-based payments		950		3,641

		26,586		27,700

Depreciation and amortization		816		1,487

Other general and administrative expenses
Travel		299		354
Communications		265		265
Tax and dues		289		268
Publication		195		217
Rental expense		1,954		2,048
Vehicle		197		189
Service fees		3,207		2,134
Advertising		623		673
Training		232		458
Others		5,994		4,666

		13,255		11,272

	￦	40,657	￦	40,459

52

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 31, 2013, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,8]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]

		471,758

53

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(Kookmin Bank)
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,8]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 38	2012.01.01	171,100	Services fulfillment, Non-market performance [7,8]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 41	2012.08.02	37,513	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 47	2013.07.01	10,298	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 48	2013.07.23	74,666	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 49	2013.07.24	109,420	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 50	2013.07.24	82,926	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 51	2013.07.25	9,180	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Deferred grant in 2010	—	4,865	Satisfied
Deferred grant in 2011	—	17,670	Satisfied
Deferred grant in 2012	—	47,892	Satisfied
Deferred grant in 2013	—	25,273	Satisfied

		968,022

54

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(Other subsidiaries)
Year 2010	4,129	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Year 2011	38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Year 2012	63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Year 2013	104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

	211,430

	1,651,210

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.
[4]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPI, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Company and its subsidiaries (Group), respectively.

55

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

[6]	The number of granted shares to be compensated is not linked to performance, but fixed.
[7]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of Kookmin Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.
[8]	Certain portion of the granted shares is compensated over a maximum period of three years.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results of subsidiaries and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on targeted results of subsidiaries and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of December 31, 2013, are as follows:

		Grant date	Number of vested shares[1]	Vesting conditions
KB Financial Group Inc.	Share granted in 2010	2010.01.01	3,082	Satisfied
	Share granted in 2011	2011.01.01	12,856	Satisfied
	Share granted in 2012	2012.01.01	22,349	Satisfied
	Share granted in 2013	2013.01.01	21,835	Proportion to service period
Kookmin Bank	Share granted in 2010	2010.01.01	25,041	Satisfied
	Share granted in 2011	2011.01.01	94,822	Satisfied
	Share granted in 2012	2012.01.01	155,466	Satisfied
	Share granted in 2013	2013.01.01	174,304	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

56

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2013, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 2-3	0.24	2.67	—	42,113
Series 3-1	0.25	2.67	—	40,662
Series 3-2	0.25~1.00	2.67	—	40,662~42,844
Series 3-3	0.25	2.67	—	40,662
Series 4-1	0.53~2.53	2.67	—	42,562~43,760
Series 4-2	0.53~2.53	2.67	—	42,562~43,760
Series 4-3	0.25~2.00	2.67	37,117	37,117~43,343
Series 4-4	0.25~2.00	2.67	37,117	40,662~43,343
Series 4-5	0.25~2.00	2.67	37,117	40,662~43,343
Series 5-1	0.25~1.00	2.67	—	40,662~42,844
Series 6-1	0.25~3.00	2.67	—	40,429~44,160
Series 7-1	0.25~3.00	2.67	—	40,429~44,160
Series 8-1	0.25~3.00	2.67	—	40,429~44,160
Series 9-1	2.00~5.00	2.76	20,402	41,154~45,144
(Kookmin Bank) Long-term achievements
Series 32	0.25~2.97	2.67	—	39,923~44,228
Series 33	0.25~3.00	2.67	—	40,662~44,160
Series 34	0.25~3.00	2.67	—	40,662~44,160
Series 36	0.25~3.00	2.67	—	40,662~44,160
Series 37	0.25~3.00	2.67	—	40,662~44,160
Series 38	0.25~3.00	2.67	—	40,662~44,160
Series 39	0.25~3.00	2.67	—	40,662~44,160
Series 40	0.25~3.00	2.67	—	40,662~44,160
Series 41-1	0.58~4.00	2.67	10,272	42,844~44,477
Series 41-2	0.25~3.00	2.67	—	40,662~44,160
Series 42	0.25~3.00	2.67	—	40,662~44,160
Series 43	0.90~4.00	2.67	3,421	42,844~44,477
Series 44	0.25~3.00	2.67	—	40,662~44,160
Series 45-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 45-2	0.25~3.00	2.67	—	40,662~44,160
Series 46-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 46-2	0.25~3.00	2.67	—	40,662~44,160
Series 47	0.25~3.00	2.67	—	40,662~44,160
Series 48	1.56~5.00	2.72	21,274	43,343~45,144
Series 49-1	1.56~5.00	2.72	21,255	43,343~45,144
Series 49-2	0.25~3.00	2.67	28,655	40,662~44,160
Series 50	1.56~5.00	2.72	21,255	43,343~45,144
Series 51	1.56~5.00	2.72	21,050	43,343~45,144
Series 52	1.58~5.00	2.73	21,307	43,343~45,144
Deferred grant in 2010	0.25~1.00	2.67	—	40,662~42,844
Deferred grant in 2011	0.25~1.00	2.67	—	40,662~42,844
Deferred grant in 2012	0.25~2.00	2.67	—	40,662~43,343
Deferred grant in 2013	0.45~2.45	2.67	—	42,492~43,760

57

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(Other Subsidiaries) Long-term achievements
Year 2010	0.25	2.67	—	40,429~42,113
Year 2011	0.25~0.35	2.67	0~10	40,429~42,148
Year 2012	1.00~1.54	2.67~2.72	8,732~18,607	41,418~41,747
Year 2013	0.25~2.75	2.67~2.86	8,990~22,079	34,513~41,747
(KB Financial Group Inc.) Short-term achievements
Year 2011	0.25~1.00	2.67	—	40,662~42,844
Year 2012	0.25~2.00	2.67	—	40,662~43,343
Year 2013	1.00~3.00	2.67	—	42,844~44,160
(Kookmin Bank) Short-term achievements
Year 2011	0.25~1.00	2.67	—	40,662~42,844
Year 2012	0.25~2.00	2.67	—	40,662~43,343
Year 2013	1.00~3.00	2.67	—	40,662~44,160

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2013, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of December 31, 2013 and 2012, are ￦48,316 million and ￦37,846 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦38,596 million and ￦28,260 million, respectively. The compensation costs amounting to ￦950 million and ￦3,641 million were recognized as an expense for the years ended December 31, 2013 and 2012, respectively.

58

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

22. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Non-operating income
Others	￦	561	￦	1,580

Non-operating expenses
Impairment losses on intangible assets		302		757
Donation		1,488		1,107
Others		117		28

		1,907		1,892

Net non-operating expense	￦	(1,346)	￦	(312)

23. Tax benefit

The details of income tax benefit for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Tax payable
Current tax expense	￦	—	￦	—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		402		1,356
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		21		(276)

Tax benefit	￦	423	￦	1,080

59

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

The analysis of profit before tax and income tax benefit for the years ended December 31, 2013 and 2012, follows:

(In millions of Korean won)	2013		2012

Profit before tax	￦	195,403	￦	646,017

Tax expense at the applicable tax rate[1]	￦	46,826	￦	155,875
Non-taxable income		(66,428)		(165,287)
Non-deductible expense		9,534		584
Consolidated tax effect		9,645		7,748

Tax benefit	￦	423	￦	1,080

Average effective tax rate (Income tax benefit / Profit before tax) (%)		(0.22)		(0.17)

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012

Income tax refund receivable prior to offsetting	￦	—	￦	—
Tax payable prior to offsetting		—		—
Adjustment on consolidated tax payable		209,928		257,535

Current tax payable	￦	209,928	￦	257,535

24. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	2013
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)

Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding (B = A / 365)			386,351,693

60

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

	2012
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)

Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding (B = A / 366)			386,351,693

Basic earnings per share

(in Korean won and in number of shares)	2013

Profit attributable to ordinary shares[1] (C)	￦	195,826,206,652
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	507

(in Korean won and in number of shares)	2012

Profit attributable to ordinary shares[1] (C)	￦	647,097,541,068
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	1,675

[1]	Profit attributable to ordinary shares is the same as profit in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(in Korean won and in number of shares)	2013

Profit attributable to ordinary shares	￦	195,826,206,652
Adjustment		—
Adjusted profit for diluted earnings per share	￦	195,826,206,652

61

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

(in Korean won and in number of shares)	2012

Profit attributable to ordinary shares	￦	647,097,541,068
Adjustment		—
Adjusted profit for diluted earnings per share	￦	647,097,541,068

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2013

Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,639,306
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,990,999

(in number of shares)	2012

Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,193,606
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,545,299

Diluted earnings per share:

(In Korean won)	2013

Adjusted profit for diluted earnings per share	￦	195,826,206,652
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share		505

(In Korean won)	2012

Adjusted profit for diluted earnings per share	￦	647,097,541,068
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,545,299
Diluted earnings per share		1,670

62

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

25. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Due from financial institutions	￦	77,298	￦	96,234
Restricted due from financial institutions		(3)		(3)

	￦	77,295	￦	96,231

Significant non-cash transactions for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	2013		2012
Changes in receivables and payables from consolidated tax	￦	(51,393)	￦	(321,484)
Changes in other receivables and other payables		10,336		10,034

Cash inflow and outflow due to interest and dividends for the years ended December 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	2013		2012
Interest received	Operating	￦	3,293	￦	5,012
Interest paid	Operating		3,568		3,121
Dividends received	Operating		282,039		687,925
Dividends paid	Financing		231,811		278,173

26. Contingent liabilities and Commitments

The commitments made with financial institutions as of December 31, 2013 and 2012, are as follows:

		2013				2012
(In millions of Korean won)		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		130,000		—		130,000		—
	Korea Development Bank		300,000		—		—		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	580,000	￦	—	￦	280,000	￦	—

63

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Other Matters (including litigation)

a) During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦113,699 million, excluding local income taxes, and recognized local income taxes amounting to ￦10,658 million as other payables. The Company filed a claim for rectification on October 2013 of consolidated taxes paid for the fiscal years 2010 to 2012, totaling ￦89,576 million (including local income taxes paid). Including the ￦26,681 million for the fiscal years 2008 to 2009 claimed by Kookmin Bank, the total claim for rectification amounts to ￦116,257 million.

b) The Company filed a claim for rectification of foreign income tax paid by Kookmin Bank for the fiscal years 2010 to 2011. The claim was ruled in favor of the Company in January 2014 and a refund of ￦15,772 million was received from the Seoul Regional Tax Office. The refund will belong to Kookmin Bank.

c) The Company was chosen as the preferred bidder in the sale of Woori Financial Co., Ltd. on December 6, 2013.

27. Related Party Transactions

Significant related party transactions for the years ended December 31, 2013 and 2012, are as follows:

			2013
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Interest income	￦	3,251
		Net other operating income		282,039
		General and administrative expenses		2,775
	KB Kookmin Card Co., Ltd	General and administrative expenses		122
		Net non-operating income		1
	KB Investment & Securities Co., Ltd.	Fee and commission expense		365
		General and administrative expenses		174
	KB Life Insurance Co., Ltd.	General and administrative expenses		29
	KB Asset Management Co., Ltd	General and administrative expenses		34
	KB Real Estate Trust Co., Ltd	Interest Income		182
	KB Investment Co., Ltd.	Interest Income		414
	KB Data Systems Co., Ltd.	General and administrative expenses		858
	KB Savings Bank Co., Ltd	General and administrative expenses		182
Key management		Interest income		—
		Interest expense		—

64

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

			2012
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Interest income	￦	3,028
		Net other operating income		657,925
		General and administrative expenses		2,703
	KB Kookmin Card Co., Ltd	Net non-operating income		6
	KB Investment & Securities Co., Ltd.	Fee and commission expense		160
	KB Life Insurance Co., Ltd.	General and administrative expenses		167
	KB Asset Management Co., Ltd	Net other operating income		30,000
	KB Real Estate Trust Co., Ltd	Interest Income		2,455
	KB Investment Co., Ltd.	Interest Income		523
	KB Data Systems Co., Ltd.	General and administrative expenses		652
Key management		Interest income		—
		Interest expense		—

Significant of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2013 and 2012, are as follows:

			2013
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	77,298
		Other assets		180,329
		Other liabilities		2
	KB Kookmin Card Co., Ltd	Other assets		75,455
		Other liabilities		260
	KB Investment & Securities Co., Ltd.	Other assets		1,807
		Other liabilities		72
	KB Life Insurance Co., Ltd.	Other assets		469
	KB Asset Management Co., Ltd	Other assets		9,793
	KB Real Estate Trust Co., Ltd	Other assets		474
	KB Investment Co., Ltd.	Loans		10,000
		Other assets		217
	KB Credit Information Co., Ltd	Other assets		236
		Other liabilities		18
	KB Data Systems Co., Ltd.	Other assets		206
		Other liabilities		108
	KB Savings Bank Co., Ltd	Other assets		30
		Other liabilities		28
Key management		Other assets		—
		Other liabilities		—

65

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

			2012
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	96,234
		Other assets		239,476
	KB Kookmin Card Co., Ltd	Other assets		55,435
		Other liabilities		251
	KB Investment & Securities Co., Ltd.	Other assets		1,141
		Other liabilities		3,301
	KB Life Insurance Co., Ltd.	Other assets		363
		Other liabilities		167
	KB Asset Management Co., Ltd	Other assets		8,130
	KB Real Estate Trust Co., Ltd	Loans		15,000
		Other assets		4,882
	KB Investment Co., Ltd.	Loans		10,000
		Other assets		284
	KB Credit Information Co., Ltd	Other assets		216
		Other liabilities		155
	KB Data Systems Co., Ltd.	Other assets		196
		Other liabilities		63
	KB Savings Bank Co., Ltd	Other liabilities		406
Key management		Other assets		—
		Other liabilities		—

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

66

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by related parties as of December 31, 2013 and 2012, are as follows:

(In millions of Korean won)			2013		2012
Subsidiaries	KB Kookmin Card Co., Ltd.	Commitments in Korean won	￦	940	￦	756

Compensation to key management for the years ended December 31, 2013 and 2012, consists of:

	2013
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered director (executive)	￦	1,783	￦	41	￦	—	￦	(1,027)	￦	797
Registered director (non-executive)		835		—		—		13		848
Non-registered director		2,981		41		445		1,964		5,431

	￦	5,599	￦	82	￦	445	￦	950	￦	7,076

	2012
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered director (executive)	￦	2,439	￦	139	￦	—	￦	1,856	￦	4,434
Registered director (non-executive)		774		—		—		18		792
Non-registered director		2,945		190		—		1,767		4,902

	￦	6,158	￦	329	￦	—	￦	3,641	￦	10,128

28. Event after the Reporting Period

KB Savings Bank Co., Ltd. completed its merger with Yehansoul Savings Bank on January 13, 2014.

67

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2013 and 2012

29. Approval of the Financial Statements

The separate financial statements as of and for the year ended December 31, 2013, were approved on February 21, 2014, by the Board of Directors.

68

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2013, the Company’s IACS has been designed and is operating effectively as of December 31, 2013, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”). Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2013, and we did not review management’s assessment of its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 12, 2014

69

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2013.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS standards.

March 6, 2014

Woong-Won Yoon, Internal Accounting Control Officer

Young-Rok Lim, Chief Executive Officer

70